As filed with the Securities and Exchange Commission on
December 29, 2006
Securities Act File No. 333-51466
Investment Company Act File No. 811-08953

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-effective Amendment No. ___
☑	Post-effective Amendment No. 11
AND/OR

☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☐	Pre-effective Amendment No. ___
☑	Amendment No. 22
HIGHLAND FLOATING RATE FUND
(Exact Name of Registrant as Specified in Charter)
13455 Noel Road, Suite 800
Dallas, TX 75240
(Address of Principal Executive Offices)
(877) 665-1287
(Registrant’s Telephone Number)
James D. Dondero
13455 Noel Road, Suite 800
Dallas, Texas 75240
(Name and Address of Agent for Service)
Copies of Communications to:
Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Approximate date of proposed public offering:
     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”) other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
It is proposed that this filing will become effective (check applicable box):

☐	when declared effective pursuant to section 8(c), or as follows:

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☑	on January 1, 2007 pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on pursuant to paragraph (a) of Rule 486.

☐	This post-effective amendment designates a new effective date for a previously-filed registration statement.
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed	Proposed
Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	40,000,000	$10.28	$411,200,000	$43,998.40
Class B	0	$0	$0	$0
Class C	30,000,000	$9.93	$297,900,000	$31,875.30
Class Z	20,000,000	$9.93	$198,600,000	$21,250.20

		Proposed	Proposed
Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	30,000,000	$9.85	$295,500,000	$31,618.50
Class B	0	$0	$0	$0
Class C	25,000,000	$9.84	$246,000,000	$26,322.00
Class Z	0	$0	$0	$0

		Proposed	Proposed
Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	0	$0	$0	$0
Class B	0	$0	$0	$0
Class C	0	$0	$0	$0
Class Z	12,500,000	$9.89	$123,625,000	$14,550.66

Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	10,000,000	$9.80	$98,000,000	$11,535.00
Class B	0	$0	$0	$0
Class C	15,000,000	$9.79	$146,850,000	$17,285.00
Class Z	5,000,000	$9.79	$48,950,000	$5,762.00

Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	31,000,000	$9.46	$293,260,000	$23,724.74
Class B	19,000,000	$9.46	$179,740,000	$14,540.97
Class C	30,000,000	$9.46	$283,800,000	$22,959.42
Class Z	18,000,000	$9.46	$170,280,000	$13,775.66

Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	8,220,000	$10.02	$82,364,000	$20,591.10
Class B	4,025,000	$9.99	$40,209,000	$10,052.44
Class C	5,905,800	$9.99	$58,998,942	$14,749.74
Class Z	0	$0	$0	$0

Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	20,000,000	$9.90	$198,000,000	$52,272.00
Class B	15,000,000	$9.90	$148,500,000	$39,204.00
Class C	20,000,000	$9.90	$198,000,000	$52,272.00
Class Z	0	$0	$0	$0

Title of Securities	Amount of Shares	Maximum	Maximum	Amount of
Being	Being	Offering Price Per	Aggregate	Registration
Registered	Registered(1)	Unit	Offering Price	Fee(2)
Common Shares of Beneficial Interest
Class A	10,000,000	$10.07	$100,700,000	$27,994.60
Class B	10,000,000	$10.07	$100,700,000	$27,994.60
Class C	10,000,000	$10.07	$100,700,000	$27,994.60
Class Z	10,000,000	$10.07	$100,700,000	$27,994.60

(1) Previously registered.
(2) Previously paid.

Highland Floating Rate Fund
Prospectus, January 1, 2007
Class A, Class B and Class C Shares
Managed by Highland Capital Management, L.P.
(“Highland” or the “Adviser”)
     This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class A, Class B and Class C Shares of Highland Floating Rate Fund (the “Fund”). Please read and retain this Prospectus for future reference. A Statement of Additional Information (“SAI”) regarding the Fund, dated January 1, 2007, and the Fund’s Annual and Semi-Annual Reports have been filed with the Securities and Exchange Commission (the “SEC”). You may obtain free copies of these materials, request other information about the Fund and make other inquiries by calling the Fund at (877) 665-1287. These materials are also available without charge by visiting the Fund’s website (http://www.highlandfunds.com) or by writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940. A table of contents to the SAI is located on the back cover of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC’s web site (http://www.sec.gov).
     Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Not FDIC Insured
May Lose Value
No Bank Guarantee

PROSPECTUS SUMMARY
     This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.
The Fund
     This Prospectus applies to the offering of Class A, Class B and Class C Shares of Highland Floating Rate Fund. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing Class B Share investors may still reinvest distributions in Class B Shares.
     The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests all of its net investable assets in Highland Floating Rate Limited Liability Company (the “Portfolio”) under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company, organized as a Delaware limited liability company, which has the same investment objective and substantially the same investment policies as the Fund. See “Master Fund/Feeder Fund: Structure and Risk Factors.”
     The Fund does not intend to list its shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. See “Principal Risks.”
     Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Investment in the Fund involves certain risks, including the possible loss of some or all of the principal amount invested, risks associated with leverage and risks associated with securities rated below investment grade (often referred to as “junk” securities). See “Principal Risks.”
Investment Objective
     The Fund and the Portfolio’s investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund or the Portfolio will achieve its investment objective.
Investment Policies
     The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable rate senior loans, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates (“Senior Loans”), to domestic or foreign corporations, partnerships and other entities that operate in a variety of industries and geographic regions (“Borrowers”).
     Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the “Lenders”) represented in each case by one or more such Lenders acting as agent (the “Agent”) of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement (“Loan Agreement”) that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders.

     The Portfolio may invest in participations (“Participations”) in Senior Loans, may purchase assignments (“Assignments”) of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan (“Primary Lender”). Senior Loans often are secured by specific assets of the Borrower, although the Portfolio may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral.
     Senior Loans in which the Portfolio invests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund’s policy of acquiring interests in floating or variable rate Senior Loans is designed to minimize the fluctuations in the Fund’s net asset value (“NAV”) as a result of changes in interest rates. However, the Fund is not a money market fund, and its NAV will fluctuate.
     The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade by a nationally recognized statistical rating organization and unrated Senior Loans deemed by Highland to be of comparable quality. These securities are commonly referred to as high yield, high risk debt securities or “junk” securities.
     In addition, under normal market conditions, the Portfolio may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio’s investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to which may be made in foreign currency); and (iv) senior loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. For purposes of this 20% limitation, the Portfolio may invest up to 20% of its total assets in a combination of the above named investment types or up to 20% of its total net assets in any one investment type individually.
     Any amount less than 25% of the total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry, provided, however, that the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because it regards the issuers of Senior Loans in which the Fund or Portfolio may invest to include both the Borrower and any Agent that administers the Senior Loans. The Fund and the Portfolio may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers and securities of other issuers that are in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political or regulatory occurrence affecting the financial services industry.
     The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities.
Principal Risks
     Set forth below is a summary of the principal risks of investing in shares of the Fund. You should carefully consider these risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See “Principal Risks” for a more detailed discussion of the risks of this investment.

     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.
     Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade and unrated Senior Loans deemed by Highland to be of comparable quality. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and interest payments. Investments in high yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.
     Interest Rate. The Fund’s NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed rate securities can be expected to decline. Because market interest rates have been rising and may continue to rise, there is a greater than normal risk that the Fund’s portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rates on which periodically adjust with changes in interest rates. Consequently, the Fund’s exposure to fluctuations in interest rates will generally be limited until the time that the interest rates on the Senior Loans in its portfolio are reset.
     Senior Loans. The risks associated with Senior Loans are similar to the risks of “junk” securities, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans’ higher standing in an issuer’s capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund’s investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.
     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.
     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.
     Repurchase Offers. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. See “Periodic Repurchase Offers.” However, the Fund’s shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who tender for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who tender for repurchase shares acquired within 18 months, will pay a contingent deferred sales charge (“CDSC”) if their shares are accepted for repurchase. See “How to Buy Shares.” Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

     Closed-End Funds. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.
     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.
     Financial Services Industry Concentration. The financial services industry is subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial services companies can make and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect financial services companies. The financial services industry is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.
     Investments in Non-U.S. Issuers. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Portfolio invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where the Adviser may not be able to sell the Portfolio’s investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Portfolio and the Fund’s return.
     Currency Risk. A portion of the Fund or Portfolio’s assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Fund or the Portfolio’s investments are quoted or denominated. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.
     Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock markets can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund’s NAV, which will fluctuate as the value of the securities held by the Portfolio changes.
     Prepayment. Borrowers may pay back principal before the scheduled due date. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund’s shares.
     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of the Adviser than other funds which may be able to rely on more publicly available information.
     Non-Diversification. As a non-diversified fund, the Portfolio may have a material amount of its investments in the securities of only a few issuers. To the extent the Portfolio invests a relatively high percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence affecting such issuers.
     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see “Other Investment Practices.”
     Affiliation Risk. Due to the fact that Highland and NexBank are controlled by the same parties, the Portfolio may be unable to purchase certain Senior Loans in which NexBank participates (as Agent or Lender or buyer or seller in the secondary market) because of regulatory restrictions. Highland does not believe that this will have a material effect on the Portfolio’s ability to acquire Senior Loans consistent with its investment policies.
Classes of Shares
     The Fund offers three classes of shares in this Prospectus, Class A, Class B and Class C Shares, with each class having its own sales charge and expense structure. In a separate prospectus, the Fund also offers an additional class of shares, Class Z Shares, exclusively to certain institutional and other eligible investors. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing Class B Share investors may still reinvest distributions in Class B Shares. The Fund may offer additional classes of shares in the future. See “Multiple Share Classes.”
     Each share class has its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.
     The Fund’s Class A Shares are subject to a front-end sales charge or CDSC on certain purchases, a distribution and service fee and other expenses. The Fund’s Class B Shares are not subject to a front-end sales charge, but are subject to a declining CDSC over a five-year period, a distribution and service fee and other expenses. The Fund’s Class C Shares are not subject to a front-end sales charge, but are subject to a CDSC of 1% during the first year a shareholder owns Class C Shares, a distribution and service fee and other expenses.
     The Fund has received exemptive relief from the SEC with respect to the Fund’s distribution and service fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund is required to comply with regulations that would not otherwise be applicable to the Fund.
Periodic Repurchase Offers
     The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV (“Repurchase Offers”). Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of March, June, September and December. It is anticipated that normally the date on which the repurchase price of shares will be determined (the “Repurchase Pricing Date”) will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the “Repurchase Request Deadline”), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the “NYSE”) on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the “Repurchase Payment Deadline.” See “Periodic Repurchase Offers.”
Dividends and Distributions
     Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.
Minimum Investment
     The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50 ($25 for individual retirement accounts). The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.
Portfolio Transactions
     To the extent permitted by law and in accordance with the procedures established by the Fund’s Board of Trustees, the Fund may engage in brokerage transactions with brokers that are affiliates of the Adviser or of the Fund, with brokers who are affiliates of such brokers, or with unaffiliated brokers who trade or clear through affiliates of the Adviser or the Fund.

FUND EXPENSES
     The following table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Class A, Class B and Class C Shares of the Fund.

	Class A	Class B(2)		Class C
Shareholder Transaction Expenses(1)
Maximum Sales Charge (Load) Imposed (as a percentage of offering price)	3.50%	None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None		None
Maximum Contingent Deferred Sales Charge (“CDSC”) (as a percentage of net asset value at the time of purchase or repurchase, whichever is lower)	None (3)	3.25	%(4)	1.00	%(5)
Exchange Fee	None	None		None

Annual Fund Operating Expenses (as a percentage of average net assets)
Management Fees(6)	0.65%	0.65%		0.65%
Distribution and Service (12b-1) Fees	0.35%	0.70%		0.85%
Interest Payments and Commitment Fees on Borrowed Funds (7)	0.04%	0.04%		0.04%
Other Expenses (7)	0.18%	0.18%		0.18%
Total Annual Fund Operating Expenses	1.22%	1.57%		1.72%

(1)	Financial Advisors (as defined under “How to Buy Shares”) may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2)	Class B Shares will automatically convert to Class A Shares eight years after purchase.

(3)	Class A Shares purchased without an initial sales charge in accounts aggregating $1 million or more are subject to a 1.00% CDSC if the shares are tendered and accepted for repurchase within 18 months of purchase.

(4)	The CDSC on Class B Shares is 3.25% for shares tendered and accepted for repurchase within the first year of purchase, 3.00% within the second year, 2.00% within the third year, 1.50% within the fourth year, and 1.00% within the fifth year. There is no CDSC on Class B Shares thereafter.

(5)	The CDSC on Class C Shares is 1.00% for shares tendered and accepted for repurchase within the first year of purchase. There is no CDSC on Class C Shares thereafter.

(6)	Management fees include both advisory fees and administration fees charged to the Fund. Highland receives from the Portfolio monthly advisory fees, computed and accrued daily, at the annual rate of 0.45% of the average daily net assets of the Portfolio for the first $1 billion dollars, 0.40% of the average daily net assets of the Portfolio for the next $1 billion dollars and 0.35% of the average daily net assets from the Portfolio that exceed $2 billion dollars. Highland also receives from the Fund administration fees at the annual rate of 0.20% of the average daily net assets of the Fund.

(7)	Estimated amounts for current fiscal year based on actual payments from the last fiscal year.

Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares at net asset value. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

Class		1 year	3 years	5 years	10 years
Class A		$47	$72	$100	$178
Class B*:	if you did not sell your shares	$16	$50	$86	$177
	if you sold all your shares at the end of the period	$48	$70	$96	$177
Class C:	if you did not sell your shares	$17	$54	$93	$203
	if you sold all your shares at the end of the period	$27	$54	$93	$203

*	Class B Shares automatically convert to Class A Shares eight years after purchase. The 10-year expense example for Class B Shares reflects Class B Share expenses for the first eight years and Class A Share expenses for the two years thereafter.

FINANCIAL HIGHLIGHTS
     The financial highlights table is intended to help you understand the Fund’s financial performance for Class A, Class B and Class C Shares. The Fund’s fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information in the table reflects the financial results for a single Fund share. This information has been derived from the Fund’s financial statements which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with this information, appears in the Fund’s Annual Report. To request the Fund’s Annual Report, please call (877) 665-1287.

									Period
									Ended
	Year Ended August 31,								August 31,
Class A Shares	2006	2005	2004	2003		2002		2001	2000(a)
Net Asset Value, Beginning of Period	$9.88	$9.80	$9.29	$8.83		$9.62		$10.00	$10.05
Income from Investment Operations:
Net investment income (b)	0.70	0.49	0.37	0.48		0.54	(c)	0.81	0.71
Net realized and unrealized gain (loss)(b)	0.07	0.08	0.52	0.46		(0.79	) (c)	(0.37)	(0.05)
Total from investment operations	0.77	0.57	0.89	0.94		(0.25)		0.44	0.66
Less Distributions Declared to Shareholders:
From net investment income	(0.70)	(0.49)	(0.38)	(0.48)		(0.54)		(0.82)	(0.71)
From net realized gains	—	—	—	—		—	(d)	— (d)	—	(d)
Total distributions declared to shareholders	(0.70)	(0.49)	(0.38)	(0.48)		(0.54)		(0.82)	(0.71)
Net Asset Value, End of Period	$9.95	$9.88	$9.80	$9.29		$8.83		$9.62	$10.00
Total return(e) (f)	8.18%	5.93%	9.65%	11.03	%(g)	(2.67)%		4.56%	6.79	% (h)

Ratios to Average Net Assets:
Net operating expenses	1.17%	1.15%	1.15%	1.15%		1.15%		1.15%	1.15	% (j)
Interest expense and facility expense	0.04%	0.05%	— (i)	—	(i)	0.03%		—	—
Net expenses	1.21%	1.20%	1.15%	1.15%		1.18%		1.15%	1.15	% (j)
Net investment income	7.08%	5.05%	3.78%	5.39%		5.83	% (c)	8.28%	8.53	% (j)
Waiver	0.01%	0.08%	0.17%	0.28%		0.28%		0.18%	0.13	% (j)
Net Assets, End of Period (000’s)	$732,767	$355,998	$222,032	$97,924		$108,583		$138,058	$147,209

(a)	Class A Shares were initially offered on November 2, 1999. Per share data reflects activity from that date.

(b)	Per share data was calculated using average shares outstanding during the period.

(c)	Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.82% to 5.83%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)	Rounds to less than $0.01.

(e)	Had the Adviser not waived a portion of its fees, total return would have been reduced.

(f)	Total return is at NAV assuming all distributions are reinvested and no initial sales charge or CDSC.

(g)	Total return includes a voluntary reimbursement by the Adviser for a realized investment loss on an investment not meeting the Fund’s investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund’s Class A Shares return.

(h)	Not annualized.

(i)	Rounds to less than 0.01%.

(j)	Annualized.

									Period
									Ended
	Year Ended August 31,								August 31,
Class B Shares	2006	2005	2004	2003		2002		2001	2000(a)
Net Asset Value, Beginning of Period	$9.87	$9.80	$9.29	$8.83		$9.62		$10.00	$10.05
Income from Investment Operations:
Net investment income (b)	0.67	0.46	0.34	0.45		0.51	(c)	0.77	0.67
Net realized and unrealized gain (loss)(b)	0.08	0.06	0.51	0.46		(0.79	) (c)	(0.37)	(0.05)
Total from investment operations	0.75	0.52	0.85	0.91		(0.28)		0.40	0.62
Less Distributions Declared to Shareholders:
From net investment income	(0.67)	(0.45)	(0.34)	(0.45)		(0.51)		(0.78)	(0.67)
From net realized gains	—	—	—	—		—	(d)	— (d)	—	(d)
Total distributions declared to shareholders	(0.67)	(0.45)	(0.34)	(0.45)		(0.51)		(0.78)	(0.67)
Net Asset Value, End of Period	$9.95	$9.87	$9.80	$9.29		$8.83		$9.62	$10.00
Total return(e) (f)	7.82%	5.46%	9.27%	10.65	%(g)	(3.02)%		4.19%	6.35	% (h)
Ratios to Average Net Assets:
Net operating expenses	1.52%	1.50%	1.50%	1.50%		1.50%		1.50%	1.50	% (j)
Interest expense and facility expense	0.04%	0.05%	— (i)	—	(i)	0.03%		—	—
Net expenses	1.56%	1.55%	1.50%	1.50%		1.53%		1.50%	1.50	% (j)
Net investment income	6.73%	4.70%	3.51%	5.05%		5.48	% (c)	7.93%	8.18	% (j)
Waiver	0.01%	0.08%	0.17%	0.28%		0.28%		0.18%	0.13	% (j)
Net Assets, End of Period (000’s)	$150,922	$169,780	$191,365	$163,448		$174,707		$195,891	$83,695

(a)	Class B Shares were initially offered on November 2, 1999. Per share data reflects activity from that date.

(b)	Per share data was calculated using average shares outstanding during the period.

(c)	Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.47% to 5.48%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)	Rounds to less than $0.01.

(e)	Had the Adviser not waived a portion of its fees, total return would have been reduced.

(f)	Total return is at NAV assuming all distributions are reinvested and no CDSC.

(g)	Total return includes a voluntary reimbursement by the Adviser for a realized investment loss on an investment not meeting the Fund’s investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund’s Class B Shares return.

(h)	Not annualized.

(i)	Rounds to less than 0.01%.

(j)	Annualized.

									Period
									Ended
	Year Ended August 31,								August 31,
Class C Shares	2006	2005	2004	2003		2002		2001	2000(a)
Net Asset Value, Beginning of Period	$9.87	$9.80	$9.29	$8.83		$9.62		$10.00	$10.05
Income from Investment Operations:
Net investment income (b)	0.65	0.45	0.32	0.44		0.50	(c)	0.76	0.66
Net realized and unrealized gain (loss)(b)	0.08	0.06	0.52	0.46		(0.79	) (c)	(0.37)	(0.05)
Total from investment operations	0.73	0.51	0.84	0.90		(0.29)		0.39	0.61
Less Distributions Declared to Shareholders:
From net investment income	(0.65)	(0.44)	(0.33)	(0.44)		(0.50)		(0.77)	(0.66)
From net realized gains	—	—	—	—		—	(d)	— (d)	—	(d)
Total distributions declared to shareholders	(0.65)	(0.44)	(0.33)	(0.44)		(0.50)		(0.77)	(0.66)
Net Asset Value, End of Period	$9.95	$9.87	$9.80	$9.29		$8.83		$9.62	$10.00
Total return(e) (f)	7.65%	5.30%	9.10%	10.48	%(g)	(3.16)%		4.04%	6.20	% (h)
Ratios to Average Net Assets:
Net operating expenses	1.67%	1.65%	1.65%	1.65%		1.65%		1.65%	1.65	% (j)
Interest expense and facility expense	0.04%	0.05%	— (i)	—	(i)	0.03%		—	—
Net expenses	1.71%	1.70%	1.65%	1.65%		1.68%		1.65%	1.65	% (j)
Net investment income	6.58%	4.55%	3.28%	4.88%		5.33	% (c)	7.78%	8.03	% (j)
Waiver	0.01%	0.08%	0.17%	0.28%		0.28%		0.18%	0.13	% (j)
Net Assets, End of Period (000’s)	$627,964	$366,841	$278,797	$132,656		$137,098		$184,399	$91,664

(a)	Class C Shares were initially offered on November 2, 1999. Per share data reflects activity from that date.

(b)	Per share data was calculated using average shares outstanding during the period.

(c)	Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 5.32% to 5.33%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)	Rounds to less than $0.01.

(e)	Had the Adviser not waived a portion of its fees, total return would have been reduced.

(f)	Total return is at NAV assuming all distributions are reinvested and no CDSC.

(g)	Total return includes a voluntary reimbursement by the Adviser for a realized investment loss on an investment not meeting the Fund’s investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund’s Class C Shares return.

(h)	Not annualized.

(i)	Rounds to less than 0.01%.

(j)	Annualized.

THE FUND
     The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share (plus an initial sales charge for Class A Shares). The Fund’s principal office is located at 13455 Noel Road, Suite 800, Dallas, Texas 75240, and its telephone number is (877) 665-1287.
INVESTMENT AND RISK INFORMATION
Investment Objective
     The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund (the “Board”) can change it without shareholder approval.
     Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a “master fund/feeder fund” structure. Under that structure, the Fund invests its assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund’s investment experience will correspond directly to the investment experience of the Portfolio.
     Although the Fund’s NAV per share will vary, the Portfolio’s policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund’s NAV per share as a result of changes in interest rates. The Fund’s NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loans in which the Portfolio invests.
     An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective.
Investment Policies
     The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans of domestic or foreign Borrowers that operate in a variety of industries and geographic regions. The Portfolio may invest all or substantially all of its assets in Senior Loans that are rated below investment grade and unrated Senior Loans deemed by Highland to be of comparable quality. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at the time of investment) in Senior Loans that are not secured by any collateral.
     The Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. See “Fundamental Investment Restrictions and Policies.”
     In addition, under normal market conditions, the Portfolio may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio’s investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) senior loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. For purposes of this 20% limitation, the Portfolio may invest up to 20% of its total assets in a combination of the above named investment types or up to 20% of its total net assets in any one investment type individually.
     The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities.
How the Portfolio Invests
     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.
     In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower’s performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent’s services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The practice of an Agent relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.
     It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower’s capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt securities (which may include “junk” securities) and preferred and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower’s assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as “junior debt securities.”
     Senior Loans generally are secured by specific collateral. To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior

Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio’s net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.
     In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.
     Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio’s investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio, and such Lenders will not consider the interests of the Portfolio in connection with their votes.
     Senior Loans in which the Portfolio will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium, although the Portfolio may invest up to 20% of its total assets in fixed rate senior loans. These base lending rates generally are the prime or base lending rate (“Prime Rate”) offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate (“LIBOR”) or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.
     Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the financial services industry. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting this industry. Persons engaged in this industry may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.
     Participation by the Portfolio in a Lender’s portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower.
     In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor’s (“S&P”) or Baa or P-3 or higher by Moody’s Investors Services, Inc. (“Moody’s”)) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody’s is regarded by Moody’s as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the Investment Company Act of 1940, as amended (the “1940 Act”), as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board.
     Assignments. The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.
     Primary Lender Transactions. The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s) or determined by the Adviser to be of comparable quality. Loan Agreements typically provide for the termination of the Agent’s agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation (“FDIC”), or, if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution’s estate, the Portfolio would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in NAV.
     When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan, it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.
     Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio, and Senior Loans usually will have rates of interest that are redetermined either daily, monthly, quarterly, semi-annually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio’s NAV as a result of changes in interest rates. The Senior Loans in the Portfolio’s investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio’s investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio’s investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio’s investment portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Adviser believes that the actual remaining maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.
     Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed rate obligations can be expected to decline. Although the Fund’s NAV will vary, the Portfolio’s policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund’s NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund’s NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund’s NAV.
     Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser’s decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower’s ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser’s evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.
     Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below CCC by S&P or Moody’s or in unrated Senior Loans considered by the Adviser to be of comparable quality. The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization and unrated Senior Loans deemed by the Adviser to be of comparable quality. Debt securities rated below investment grade (or unrated debt securities of comparable quality) commonly are referred to as “junk” securities. The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons’ determinations with respect to collateral securing a Senior Loan.
     Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan.

Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.
     Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse affect on the yield of the Portfolio’s investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.
     Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio’s total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading “Investment Restrictions” in the SAI.
     Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or “bridge” financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower’s use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower’s perceived creditworthiness.
     Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower’s assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its NAV. See “Principal Risks.”

     Defensive Investment Policy. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities subject to certain restrictions. For further discussion of the Portfolio’s investment objective and policies and its investment practices and the associated considerations, see “Other Investment Practices.”
     Fundamental Investment Restrictions and Policies. Each of the Portfolio and the Fund has adopted a number of fundamental investment restrictions and policies, set forth in the SAI, which may not be changed unless authorized by a shareholder vote. Among these fundamental investment restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of its total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction); provided, however, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower and any Agents that administer the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental investment restrictions and policies set forth as such in the SAI, the Fund’s investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.
Principal Risks
     You should carefully consider the following risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund.
     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Fund. The Portfolio generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower’s cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.
     Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.
     Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and interest payments. The prices of high yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high yield securities. The secondary market in which high yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high yield Senior Loan, and could adversely affect the NAV of the Fund’s shares. At times of less liquidity, it may be more difficult to value high yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available. Investments in high yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.
     There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality.
     Interest Rate Risk. The Fund’s NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed rate securities already held by the Portfolio can be expected to rise. Conversely, when interest rates rise, the value of existing fixed rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Portfolio’s portfolio will decline in value due to rising interest rates. However, the Portfolio will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Portfolio’s exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset, but the Portfolio will be exposed at all times to fluctuations in interest rates with respect to the fixed rate investments in its portfolio, if any.
     To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Portfolio invests, the Fund’s NAV could be adversely affected. This is because the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan’s value based on changes in the market spread on Senior Loans in the Portfolio’s portfolio may be of longer duration.
     Senior Loan Risk. The risks associated with Senior Loans are similar to the risks of “junk” securities, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans’ higher standing in an issuer’s capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.
     The Portfolio’s investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan’s value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund’s NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.
     Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating rate debt instruments are less exposed to this risk than fixed rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Portfolio to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Portfolio to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.
     Although Senior Loans in which the Portfolio will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower’s obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Portfolio may also invest in Senior Loans that are not secured.
     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio’s assets will be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser’s opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio’s operations require cash, such as when each of the Fund and the Portfolio makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower’s financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Portfolio’s investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.
     Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. See “Periodic Repurchase Offers.” However, the Fund’s shares are less liquid than shares of funds that trade on a stock exchange, and holders of Class B and Class C Share who tender for repurchase shares held for less than five years and one year, respectively, will pay a CDSC if their shares are accepted for repurchase. See “How to Buy Shares.” Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.
     Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.
     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Adviser, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.
          Financial Services Industry Concentration. Financial services companies are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect financial services companies. Insurance companies can be subject to severe price competition. The financial services industry is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.
          Investments in Non-U.S. Issuers. The Portfolio or Fund’s investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Portfolio invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:
•	less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;

•	many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market the Adviser may not be able to sell the Portfolio’s portfolio securities at times, in amounts and at prices it considers reasonable;

•	the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and

•	withholdings and other non-U.S. taxes may decrease the Fund’s return.
          Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the United States. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the United States. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.
          Economies and social and political climates in individual countries may differ unfavorably from the United States. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries. Unanticipated political or social developments may also affect the values of the Portfolio’s investments and the availability to the Portfolio of additional investments in such countries.
     Currency Risk. A portion of the Portfolio or the Fund’s assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Portfolio’s investments are quoted or denominated. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.
     Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund’s NAV, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock’s prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.
     Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund’s shares.
     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.
     Non-Diversification. The Fund has registered as a “non-diversified” investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. See “Investment Restrictions” in the SAI. The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a “regulated investment company.” To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence affecting such issuers.

     Other Practices. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see “Other Investment Practices.”
     Affiliation Risk. Because Highland and NexBank are controlled by the same parties, regulatory restrictions may prohibit the Fund from purchasing certain Senior Loans in which NexBank participates as Agent or Lender or buyer or seller in the secondary market. Highland does not believe that this will have a material effect on the Portfolio’s ability to acquire Senior Loans consistent with its investment policies.
Other Investment Practices
     The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Fund’s investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.
     Structured Notes. The Portfolio may invest up to 10% of its total assets in structured notes, including “total rate of return swaps” with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio’s policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.
     Interest Rate Swaps and Other Hedging Transactions. The Portfolio may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The Portfolio will incur brokerage and other costs in connection with its hedging transactions. To the extent that SEC rules and regulations require segregation of assets for certain derivative transactions, the Portfolio will segregate a portion of its assets while party to these derivative transactions.

     The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower’s obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.
     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.
     In circumstances in which the Adviser anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio’s counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.
     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser’s ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if the Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio’s overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.
     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Portfolio’s Board. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services companies acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.
     New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.
     “When-Issued” and “Delayed-Delivery” Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a “when-issued” and “delayed-delivery” basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in “when-issued” and “delayed-delivery” transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio’s assets that may be used to acquire securities on a “when-issued” or “delayed-delivery” basis.
     Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio’s assets that may be used to participate in repurchase agreements.
     Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio’s books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the SAI under “Investment Restrictions.” The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.
Borrowing
     The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. See “Periodic Repurchase Offers.”
     Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio’s status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

MANAGEMENT
Board of Trustees and Investment Adviser
     The Board of Trustees has overall management responsibility for the Fund. The Board of Managers of the Portfolio has overall management responsibility for the Portfolio. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio. See “Management” in the SAI for the names of and other information about the Trustees and officers of the Fund.
     Highland Capital Management, L.P., 13455 Noel Road, Suite 800, Dallas, Texas 75240, serves as the investment adviser to the Fund. The Fund and Highland have entered into an investment advisory agreement pursuant to which Highland is responsible for the selection and ongoing monitoring of the Fund’s investment portfolio. Highland furnishes offices and provides necessary facilities, equipment and personnel for the management of the Fund’s portfolio.
     Organized in March 1993, Highland is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2006, Highland had approximately $35.5 billion in assets under management. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund’s principal portfolio managers.
Fees and Expenses
     Highland provides portfolio management services to the Portfolio and administrative services to the Fund and the Portfolio. Highland is entitled to receive a monthly advisory fee from the Portfolio, computed and accrued daily, based on an annual rate of 0.45% of the average daily net assets of the Portfolio for the first $1 billion, 0.40% of the average daily net assets of the Portfolio for the next $1 billion and 0.35% of the average daily net assets of the Portfolio over $2 billion and a monthly administration fee from the Fund, computed and accrued daily, based on an annual rate of 0.20% of the average daily net assets of the Fund.
     Applying these fee schedules, the Portfolio’s effective advisory fee rate was 0.44% of the Portfolio’s average daily net assets and the Fund’s effective administration fee rate was 0.20% of the Fund’s average daily net assets for the fiscal year ended August 31, 2006.
     Highland provides office space and executive and other personnel to the Fund and the Portfolio. The Fund and the Portfolio pay all expenses other than those paid by Highland, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.
     A discussion regarding the basis for the Board’s approval of agreements with Highland regarding provision of portfolio management services to the Portfolio is available in the Fund’s Annual Report for the fiscal year ended August 31, 2006.
Portfolio Managers
     The Portfolio is managed by Mark Okada and R. Joseph Dougherty. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities issued by the Fund.

     Mark Okada. Mr. Okada has managed the Portfolio since April 15, 2004. Mr. Okada has been Executive Vice President of Highland since March 1993 and is Executive Vice President of Prospect Street® High Income Portfolio Inc. (“PHY”) and Prospect Street® Income Shares Inc. (“CNN”). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.
     R. Joseph Dougherty. Mr. Dougherty has managed the Portfolio since April 15, 2004. Mr. Dougherty is a Portfolio Manager at Highland and heads Highland’s retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for Highland from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining Highland, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.
Administrator/Sub-Administrator
     Highland provides administration services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund’s average daily net assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. (“PFPC”), 760 Moore Road, King of Prussia, Pennsylvania, 19406, and pays PFPC a portion of the fee it receives from the Fund.
Accounting Services Agent
     PFPC provides accounting services to the Fund and the Portfolio pursuant to accounting services agreements with each.
Distributor
     The Fund’s shares are offered for sale through PFPC Distributors, Inc. (the “Distributor”), 760 Moore Road, King of Prussia, Pennsylvania 19406. Shareholders and Financial Advisors (as defined under “How to Buy Shares”) should not send any transaction or account requests to this address.
Transfer Agent
     PFPC is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records (“Transfer Agent”).
Custodian

     PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund. PFPC Trust Company, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold by the Fund.
HOW TO BUY SHARES
     You can purchase shares of the Fund on any day that the NYSE is open for business. You can purchase shares of the Fund from any financial advisor, broker-dealer or other financial intermediary that has entered into an agreement with the Distributor with respect to the sale of shares of the Fund (a “Financial Advisor”) or the Transfer Agent. Your Financial Advisor can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. The Fund has authorized Financial Advisors to receive purchase and redemption orders on behalf of the Fund. Financial Advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or redemption order when a Financial Advisor or its authorized designee receives the order in “good order.” “Good order” means that you placed your order with your Financial Advisor or its authorized designee or your payment (made in accordance with any of the methods set forth in the table below) has been received and your application is complete, including all necessary signatures and documentation. Customer orders will be priced at the Fund’s NAV next computed after they are received by a Financial Advisor or its authorized designee. Investors may be charged a fee by their Financial Advisor, payable to the Financial Advisor and not the Fund, if they effect a transaction in Fund shares through either a Financial Advisor or its authorized designee.
     The USA Patriot Act may require the Fund, a Financial Advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, a Financial Advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable.
     Outlined below are various methods for buying shares of the Fund:

Method	Instructions
Through your Financial Advisor	Your Financial Advisor can help you establish your account and buy shares on your behalf. To receive the current trading day’s price, your Financial Advisor must receive your request prior to the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time. Your Financial Advisor may charge you fees for executing the purchase for you.

By check (new account) (1)	For new accounts, send a completed application and check made payable to the Fund to the Transfer Agent at the address noted below.(2)

By check (existing account) (1)	For existing accounts, fill out and return the additional investment stub included in your account statement, or send a letter of instruction including the Fund name and account number with a check made payable to the Fund to the Transfer Agent at the address noted below.(2)

By exchange	You or your Financial Advisor may acquire shares of the Fund for your account by exchanging shares you own in certain other funds advised by Highland for shares of the same class of the Fund. See “Exchange of Shares.” To exchange, send written instructions to the Fund, c/o the Transfer Agent, at the address noted below or call (877) 665-1287.(2)

By wire	You may purchase shares of the Fund by wiring money from your bank account to your

Method	Instructions
Fund account. Send funds by wire to:

PNC Bank, N.A.
Philadelphia, PA
ABA #031-0000-53
FFC # 8615597735
Highland Funds
FBO: (Highland Floating Rate Fund / [Your account number])

To receive the current trading day’s price, your wire, along with a valid account number, must be received by the Fund prior to the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time.

If your initial purchase of shares is by wire, you must first complete a new account application and promptly mail it to the Fund, c/o the Transfer Agent, at the address noted below. After completing a new account application, please call (877) 665-1287 to obtain your account number. Please include your account number on the wire.(2)

By electronic funds transfer via automated clearing house (“ACH”)(1)	You may purchase shares of the Fund by electronically transferring money from your bank account to your Fund account by calling (877) 665-1287. An electronic funds transfer may take up to two business days to settle and be considered in “good order.” You must set up this feature prior to your telephone request. Be sure to complete the appropriate section of the application.

Automatic investment plan	You may make monthly or quarterly investments automatically from your bank account to your Fund account. You may select a pre-authorized amount to be sent via electronic funds transfer. For this feature, please call the Fund at (877) 665-1287 or visit the Fund’s website at http://www.highlandfunds.com.

(1)	Any purchase by check or automated clearing house (“ACH”) transaction that does not clear may be cancelled, and the investor will be responsible for any associated expenses and losses to the Fund.

(2)	Regular Mail: Send to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940 Overnight Mail: Send to the Fund c/o PFPC Inc., 101 Sabin Street, Pawtucket, RI 02860

Investment Minimums

Initial Investment (1)	$2,500
Subsequent Investments (1)(2)	$50
Automatic Investment Plan (1)(2)	$50

(1)	For retirement plans, the investment minimum is $25 for each of the initial investment, subsequent investments and the automatic investment plan.

(2)	Your account must already be established and meet the initial investment minimum.

     The Fund reserves the right to change the investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.
MULTIPLE SHARE CLASSES
Choosing a Share Class
     The Fund offers three classes of shares in this Prospectus—Class A, Class B and Class C Shares. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing Class B Share investors may still reinvest distributions in Class B Shares.
     Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $1 million or more can be made only in Class A Shares. Based on your personal situation, your Financial Advisor can help you decide which class of shares makes the most sense for you. Your Financial Advisor is entitled to receive compensation for purchases made through him or her and may receive differing compensation for selling Class A and Class C Shares. The Fund also offers exclusively to certain institutional and other eligible investors an additional class of shares, Class Z Shares, which are made available through a separate prospectus.
Sales Charges
     You may be subject to an initial sales charge when you purchase shares or a CDSC when your shares are accepted for repurchase. These sales charges are described below. In certain circumstances, the sales charges may be waived, as described below and in the SAI.
Class A Shares
     Your purchases of Class A Shares are made at the public offering price for these shares, that is, the NAV per share for Class A Shares plus a front-end sales charge that is based on the amount of your initial investment when you open your account. The front-end sales charge you pay on an additional investment is based on the total amount of your additional purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your Financial Advisor on the sale of Class A Shares. The amount of the sales charge, if any, differs depending on the amount you invest as shown in the table below.

		Sales Charge
			% of
	As a % of		offering
	the public	As a % of	price paid to
	offering	your net	Financial
Amount invested	price	investment	Advisor
Less than $100,000	3.50	3.63	3.25
$100,000 to less than $500,000	2.25	2.30	2.00
$500,000 to less than $1,000,000	1.25	1.27	1.00
$1,000,000 or more*	0.00	0.00	0.00

*	Class A Shares bought without an initial sales charge in accounts aggregating $1 million or more at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of purchase. Subsequent Class A Share purchases that bring your account value above $1 million are not subject to a front-end sales charge, but are subject to a CDSC if redeemed within 18 months of purchase. The 18-month period begins on the day the purchase was made. The CDSC does not apply to retirement plans purchased through a fee-based program.

     For Class A Share purchases of $1 million or more, Financial Advisors receive a cumulative commission from the Distributor as follows:

Amount purchased	Commission%
Less than $3 million	1.00
$3 million to less than $5 million	0.80
$5 million to less than $25 million	0.50
$25 million or more	0.25

     For Class A Share purchases by participants in certain group retirement plans offered through a fee-based program, Financial Advisors receive a 1.00% commission from the Distributor on all purchases of less than $3 million and no CDSCs will apply to any redemption of shares so purchased.
Reduced Sales Charges for Larger Investments in Class A Shares
     Right of Accumulation. You may pay a lower sales charge when purchasing Class A Shares through a Right of Accumulation, which privilege works as follows: if the combined value (determined at the current public offering price) of your accounts in all classes of shares of the Fund and other Participating Funds (as defined below) maintained by you, your spouse or your minor children, together with the value (determined at the current public offering price) of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge, provided that you have notified the Distributor and your Financial Advisor in writing of the identity of such other accounts and your relationship to the other account holders and submitted information (such as account statements) sufficient to substantiate your eligibility for a reduced sales charge. The reduced sales charge will be applied upon confirmation of your holdings by the Transfer Agent. The Fund may terminate or amend this Right of Accumulation at any time without notice. As used herein, “Participating Funds” refers to the Highland Floating Rate Advantage Fund and certain registered open-end investment companies advised by Highland and distributed by the Distributor as determined from time to time by the Board of Trustees of the Fund. See “Programs for Reducing or Eliminating Sales Charges—Right of Accumulation” in the SAI for additional information about this privilege.
     Letter of Intent. You may also pay a lower sales charge when purchasing Class A Shares of the Fund and other Participating Funds by signing a Letter of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 in the Fund and other Participating Funds within 13 months. If your Letter of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you had invested up to that date. Upon request, a Letter of Intent may reflect purchases within the previous 90 days. See “Programs for Reducing or Eliminating Sales Charges—Letter of Intent” in the SAI for additional information about this privilege.
     Other Programs. Certain other investors may purchase shares with reduced or no sales charges. See “Programs for Reducing or Eliminating Sales Charges” in the SAI for a description of these programs.
Class B Shares
     The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B Shares at NAV. Class B Shares carry a CDSC that is imposed only on shares repurchased within five years of purchase as shown in the chart below.

% deducted when
shares are
Holding period after purchase	repurchased
Through first year	3.25
Through second year	3.00
Through third year	2.00
Through fourth year	1.50
Through fifth year	1.00
Longer than five years	0.00

     Class B Shares automatically convert to Class A Shares after eight years.
Class C Shares
     Your purchases of Class C Shares are made at NAV. Although Class C Shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares repurchased within the first year after they are purchased. After holding Class C Shares for one year, you may tender them for repurchase at any time without paying a CDSC. Class C Shares do not convert to Class A Shares.
Distribution and Service Fees
     Each class of shares is authorized under a distribution plan (the “Plan”) to use the assets attributable to such class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, Class B, and Class C Shares and the services provided to you by your Financial Advisor. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, CDSCs and distribution and service fees.
     Under the Plan, distribution and service fees paid by the Fund to the Distributor will be at an annual rate of 0.35% of average daily net assets attributable to Class A Shares, 0.70% of average daily net assets attributable to Class B Shares, and 0.85% of average daily net assets attributable to Class C Shares. The Distributor may pay all or a portion of these fees to Financial Advisors whose clients own shares of the Fund. Because the distribution and service fees are payable regardless of the Distributor’s expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of shares of the Fund. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of shares subject to higher distribution fees and service fees, you may pay more over time than on a class of shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the National Association of Securities Dealers, Inc.
     The Board of Trustees of the Fund believes that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares, and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.

     In addition, Highland and/or the Distributor may, from time to time, at their own expense out of their own financial resources, make cash payments to broker-dealers as an incentive to sell shares of the Fund and/or to promote retention of their customers’ assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund (“Sales-Based Payments”) or on the average daily net assets of the Fund attributable to that particular dealer (“Asset-Based Payments”). Each of Highland and/or the Distributor may agree to make such cash payments to a broker-dealer in the form of either or both Sales-Based Payments and Asset-Based Payments. Highland and/or the Distributor may also make other cash payments to broker-dealers in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer that is a Financial Advisor; or other expenses as determined in Highland’s or the Distributor’s discretion, as applicable. In certain cases these other payments could be significant to the broker-dealers. Any payments described above will not change the price paid by investors for the purchase of shares of the Fund, the amount that the Fund will receive as proceeds from such sales or the amounts payable under the Plan. Each of Highland and/or the Distributor determines the cash payments described above in its discretion in response to requests from broker-dealers based on factors it deems relevant. Broker-dealers may not use sales of the Fund’s shares to qualify for any incentives to the extent that such incentives may be prohibited by law. Amounts paid by Highland and/or the Distributor to any broker-dealer in connection with the distribution of shares of the Fund will count towards the cap imposed by the National Association of Securities Dealers, Inc. on underwriter compensation in connection with the public offering of securities.
Contingent Deferred Sales Charges (“CDSCs”)
     As described above, certain investments in Class A, Class B and Class C Shares are subject to a CDSC. You will pay the CDSC only on shares that you tender and that are accepted for repurchase within the prescribed amount of time after purchase. The CDSC declines each year until there is no charge for shares repurchased. The CDSC is applied to the NAV at the time of purchase or repurchase, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the date on which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to a CDSC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the CDSC. In certain circumstances, CDSCs may be waived, as described in the SAI.
Conversion Feature
     Class B Shares will automatically convert to Class A Shares after eight years. Conversion will be on the basis of the relative NAVs per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B Shares from asset-based distribution expenses applicable to such shares at such time as the Class B Shares have been outstanding for a duration sufficient for the Distributor to have been reasonably compensated for distribution-related expenses incurred in connection with those shares.
Availability of Information
     Clear and prominent information regarding the Fund’s sales charges and the applicability and availability of discounts from sales charges is available free of charge through the Fund’s website at http://www.highlandfunds.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.

PERIODIC REPURCHASE OFFERS
     The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. Shares will normally be repurchased at the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.
Repurchase Procedure
     At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The time between the notification of shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, on the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.
     The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares tendered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.
     Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs. See “Principal Risks—Borrowing.” The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund’s value.
Repurchase Amounts
     The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
     If shareholders tender for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders tender shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.
Notices to Shareholders
     Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice will also include detailed instructions on how to tender shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to tender their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
     The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. If you choose to receive your repurchase proceeds via wire transfer, the Fund’s transfer agent will charge you a fee (currently $9.00) for each wire. You may call (877) 665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.
Suspension or Postponement of Repurchase Offer
     The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a)

that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.
     The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
EXCHANGE OF SHARES
     Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class of any Participating Fund at the next determined NAV, plus any applicable exchange fee. Shares of a Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale. If you do not currently have an account in the Participating Fund into which you wish to exchange your shares, you will need to exchange enough shares to satisfy the Participating Fund’s current minimum investment account requirements. Current minimum investment account requirements, as well as other important information, are available in each Participating Fund’s current prospectus, which shareholders should obtain and read prior to seeking an exchange. A prospectus for each of the Participating Funds may be obtained by calling (877) 665-1287 or by visiting http://www.highlandfunds.com.
     Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Fund may reject any exchange request for any reason, including if it does not think that it is in the best interests of the Fund and/or its shareholders to accept the exchange.
     Unless you have a tax-deferred retirement account, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. See “Taxation.” To exchange by telephone, call (877) 665-1287. Please have your account and taxpayer identification number available when calling.
NET ASSET VALUE
     The NAV per share of each class of the Fund’s shares is calculated as of the close of regular trading on the NYSE, normally 4:00 p.m., Eastern time, on each day that the NYSE is open for business. The NAV per share is computed by dividing the value of the Fund’s net assets (i.e., the value of its securities and other assets less its liabilities, including expenses payable or accrued but excluding capital stock and surplus) attributable to the class of shares by the total number of shares of the class outstanding at the time the determination is made. The price of a particular class of the Fund’s shares for the purpose of purchases will be based upon the calculation of NAV per share of the Fund next made after the purchase order is received in good form. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Board, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.
     The value of the Fund’s assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market makers. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such prices are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time the market price is determined and the calculation of the Fund’s NAV), such securities are valued at their fair value, as determined in good faith in accordance with the Fund’s valuation procedures approved by the Board. In these cases, the Fund’s NAV will reflect the affected portfolio securities’ value as determined in the judgment of the Board or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security’s most recent sale price and from the prices used by other investment companies to calculate their NAVs. There can be no assurance that the Fund’s valuation of a security will not differ from the amount that it realizes upon the sale of such security.
     The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per share for Class A, Class B and Class C Shares of the Fund during such period:

	Class A		Class B		Class C
Quarterly Period
Ending	High	Low	High	Low	High	Low
November 30, 2006	$10.00	$9.92	$9.99	$9.91	$9.99	$9.91
August 31, 2006	$9.96	$9.92	$9.96	$9.92	$9.96	$9.92
May 31, 2006	$9.98	$9.91	$9.98	$9.91	$9.98	$9.91
February 28, 2006	$9.93	$9.85	$9.93	$9.84	$9.93	$9.84
November 30, 2005	$9.90	$9.86	$9.89	$9.85	$9.90	$9.85
August 31, 2005	$9.88	$9.77	$9.88	$9.77	$9.88	$9.77
May 31, 2005	$9.86	$9.76	$9.86	$9.76	$9.86	$9.75
February 28, 2005	$9.85	$9.83	$9.85	$9.83	$9.85	$9.83
November 30, 2004	$9.83	$9.80	$9.83	$9.80	$9.83	$9.80

     As of December 18, 2006, the net asset value per Class A Share was $10.02, the net asset value per Class B Share was $10.01 and the net asset value per Class C Share was $10.01.
DIVIDENDS AND DISTRIBUTIONS
     Income dividends, if any, are declared each business day and paid monthly on the last business day of each month. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).

     Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay “interest” or guarantee any fixed rate of return.
     If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.
     The Fund is authorized to borrow money subject to certain restrictions. See “How the Fund Invests—Borrowing.” Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund’s ability to maintain its qualification for taxation as a regulated investment company.
TAXATION
     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see “Additional Income Tax Considerations” in the SAI.
     Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid to you on December 31 in the prior calendar year.
     You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are “qualified dividend income” (as defined in the Code) eligible for a reduced rate of tax. The Fund expects that none of its dividends will qualify for treatment as “qualified dividend income.” Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.
     You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.
     Income received by the Fund with respect to foreign securities may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is not expected that the Fund will be eligible to “pass through” to its investors any such foreign taxes, and accordingly, it is not expected that you will be entitled to claim a deduction or credit on account of any such foreign taxes when computing your federal income tax liability.
     If you are neither a resident nor a citizen of the United States, or if you are a foreign entity, the Fund’s ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies; provided, however, that for taxable years of the Fund beginning before January 1, 2008, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.
     If you tender all of your shares for repurchase pursuant to a Repurchase Offer (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.
     Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who tender all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not tender their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder tenders for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund’s earnings and profits, and the shareholder’s basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to tendering your shares for repurchase.
Backup Withholding
     The Fund may be required to withhold federal income tax (“backup withholding”) from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:
•	the shareholder fails to furnish its properly certified Social Security or other tax identification number;

•	the shareholder fails to certify that its tax identification number is correct, that it is not subject to backup withholding due to the underreporting of certain income or that it is a United States person;

•	the Internal Revenue Service (“IRS”) informs the Fund that the shareholder’s tax identification number is incorrect; or

•	the shareholder otherwise fails to establish an exemption from backup withholding.
     These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

     The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific U.S. federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.
ORGANIZATION AND DESCRIPTION OF SHARES
     The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust (“Declaration of Trust”) dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund’s shareholders or its Trustees. The Fund offers four classes of shares — Class A, Class B, Class C and Class Z Shares. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B Shares. Class Z Shares are offered through a separate prospectus to eligible investors.
     Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.
     The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the shares.
Dividends, Voting and Liquidation Rights
     Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund’s net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B Shares to Class A Shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.
Anti-Takeover Provisions in the Declaration of Trust
     The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.

     The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Board then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.
     The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
Status of Shares
     The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.
     As of November 30, 2006, the following shares of the Fund were outstanding:

		(3)	(4)
	(2)	Amount held by	Amount Outstanding
(1)	Amount	Fund for its	Exclusive of Amount
Title of Class	Authorized	Account	Shown Under (3)
Class A	Unlimited	0	76,327,562.468
Class B	Unlimited	0	14,602,222.540
Class C	Unlimited	0	71,786,920.747
Class Z	Unlimited	0	25,728,857.737

MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS
     The Fund seeks to achieve its objective by investing all of its assets in the Portfolio, another closed-end fund with an investment objective identical to that of the Fund. Please refer to “Investment and Risk Information” for a description of the investment objective, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under “Fund Expenses” and “Management—Fees and Expenses.” The Fund bears its proportionate share of the Portfolio’s expenses.
     The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days’ advance written notice to the Fund’s shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval.
     If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund’s shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund’s shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.
     In the event that the Portfolio’s fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of Trustees of the Fund would consider what action might be taken, including changes to the Fund’s fundamental policies, withdrawal of the Fund’s assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment adviser. Any of these actions would require the approval of the Fund’s shareholders. The Fund’s inability to find a substitute master fund or comparable investment adviser could have a significant impact upon its shareholders’ investments. Any withdrawal of the Fund’s assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund could incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.
     The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio’s operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio’s Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio’s security holdings may become less diverse, resulting in increased risk.
     Information regarding any other investors in the Portfolio may be obtained by writing to Highland at 13455 Noel Road, Suite 800, Dallas, Texas 75240, or by calling (877) 665-1287. Highland may provide administrative or other services to one or more such investors.

MAILINGS TO SHAREHOLDERS
     In order to reduce duplicative mail and fees and expenses of the Fund, we will send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling (877) 665-1287. If you do not want us to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call us at the telephone number above and we will furnish separate mailings, in accordance with instructions, within 30 days of your request. The Fund will mail these and other account documents without charge, but may charge for special services such as requests for historical transcripts of accounts.

PRIVACY POLICY
     We recognize and respect your privacy expectations, whether you are a visitor to our website, a potential shareholder, a current shareholder or even a former shareholder.
     Collection of Information. We may collect nonpublic personal information about you from the following sources:

•	Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

•	Website information, including any information captured through our use of “cookies”; and

•	Account history, including information about the transactions and balances in your accounts with us or our affiliates.

     Disclosure of Information. We may share the information we collect with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.
     Confidentiality and Security of Information. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

     You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Highland Floating Rate Fund
Prospectus, January 1, 2007
Class Z Shares
Managed by Highland Capital Management, L.P.
(“Highland” or the “Adviser”)
     This Prospectus sets forth concisely the information that a prospective investor should know before investing in Class Z Shares of Highland Floating Rate Fund (the “Fund”). Please read and retain this Prospectus for future reference. A Statement of Additional Information (“SAI”) regarding the Fund, dated January 1, 2007, and the Fund’s Annual and Semi-Annual Reports have been filed with the Securities and Exchange Commission (the “SEC”). You may obtain free copies of these materials, request other information about the Fund and make other inquiries by calling the Fund at (877) 665-1287. These materials are also available without charge by visiting the Fund’s website (http://www.highlandfunds.com) or by writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940. A table of contents to the SAI is located on the back cover of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). The SAI and other related materials are available at the SEC’s web site (http://www.sec.gov).
     Only eligible investors may purchase Class Z Shares. See “Eligible Investors” for more information.
     Although these securities have been registered with the SEC, the SEC has not approved or disapproved any shares offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Not FDIC Insured
May Lose Value
No Bank Guarantee

PROSPECTUS SUMMARY
     This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.
The Fund
     This Prospectus applies to the offering of Class Z Shares of Highland Floating Rate Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust. The Fund invests all of its net investable assets in Highland Floating Rate Limited Liability Company (the “Portfolio”) under a master/feeder structure. The Portfolio is a non-diversified, closed-end management investment company, organized as a Delaware limited liability company, which has the same investment objective and substantially the same investment policies as the Fund. See “Master Fund/Feeder Fund: Structure and Risk Factors.”
     The Fund does not intend to list its shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. See “Principal Risks.”
     Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Investment in the Fund involves certain risks, including the possible loss of some or all of the principal amount invested, risks associated with leverage and risks associated with securities rated below investment grade (often referred to as “junk” securities). See “Principal Risks.”
Investment Objective
     The Fund and the Portfolio’s investment objective is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund or the Portfolio will achieve its investment objective.
Investment Policies
     The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of interests in adjustable rate senior loans, the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates (“Senior Loans”), to domestic or foreign corporations, partnerships and other entities that operate in a variety of industries and geographic regions (“Borrowers”).
     Senior Loans are business loans that have a right to payment senior to most other debts of the Borrower. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the “Lenders”) represented in each case by one or more such Lenders acting as agent (the “Agent”) of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement (“Loan Agreement”) that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders.
     The Portfolio may invest in participations (“Participations”) in Senior Loans, may purchase assignments (“Assignments”) of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan (“Primary Lender”). Senior Loans often are secured by

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specific assets of the Borrower, although the Portfolio may invest up to 20% of its total assets in Senior Loans that are not secured by any collateral.
     Senior Loans in which the Portfolio invests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund’s policy of acquiring interests in floating or variable rate Senior Loans is designed to minimize the fluctuations in the Fund’s net asset value (“NAV”) as a result of changes in interest rates. However, the Fund is not a money market fund, and its NAV will fluctuate.
     The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade by a nationally recognized statistical rating organization and unrated Senior Loans deemed by Highland to be of comparable quality. These securities are commonly referred to as high yield, high risk debt securities or “junk” securities.
     In addition, under normal market conditions, the Portfolio may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio’s investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to which may be made in foreign currency); and (iv) senior loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. For purposes of this 20% limitation, the Portfolio may invest up to 20% of its total assets in a combination of the above named investment types or up to 20% of its total net assets in any one investment type individually.
     Any amount less than 25% of the total assets of the Fund or Portfolio (taken at market value at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry, provided, however, that the Fund or Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund and the Portfolio invest at these levels because it regards the issuers of Senior Loans in which the Fund or Portfolio may invest to include both the Borrower and any Agent that administers the Senior Loans. The Fund and the Portfolio may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers and securities of other issuers that are in the financial services industry. Accordingly, the Fund or Portfolio may be more at risk to any single economic, political or regulatory occurrence affecting the financial services industry.
     The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities.
Principal Risks
     Set forth below is a summary of the principal risks of investing in shares of the Fund. You should carefully consider these risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. See “Principal Risks” for a more detailed discussion of the risks of this investment.
     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the NAV of the Fund.

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     Below Investment Grade Securities. The Portfolio may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade and unrated Senior Loans deemed by Highland to be of comparable quality. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and interest payments. Investments in high yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.
     Interest Rate. The Fund’s NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed rate securities can be expected to decline. Because market interest rates have been rising and may continue to rise, there is a greater than normal risk that the Fund’s portfolio will decline in value due to rising interest rates. However, the Fund will primarily invest in floating rate obligations, including Senior Loans, the rates on which periodically adjust with changes in interest rates. Consequently, the Fund’s exposure to fluctuations in interest rates will generally be limited until the time that the interest rates on the Senior Loans in its portfolio are reset.
     Senior Loans. The risks associated with Senior Loans are similar to the risks of “junk” securities, although Senior Loans are typically senior and secured in contrast to other below investment grade securities, which are often subordinated and unsecured. Senior Loans’ higher standing in an issuer’s capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate. The Fund’s investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.
     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. As a result, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted.
     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.
     Repurchase Offers. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. See “Periodic Repurchase Offers.” However, the Fund’s shares are less liquid than shares of funds that trade on a stock exchange. Under limited circumstances, and only pursuant to specified regulatory requirements, the Fund may suspend or postpone a quarterly repurchase offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.
     Closed-End Funds. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.

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     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected.
     Financial Services Industry Concentration. The financial services industry is subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments financial services companies can make and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of Borrowers can negatively affect financial services companies. The financial services industry is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.
     Investments in Non-U.S. Issuers. Investment in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Portfolio invests a significant portion of its non-U.S. investments in one region or in the securities of emerging market issuers. These risks may include that non-U.S. issuers may be subject to less rigorous disclosure, accounting standards and regulatory requirements; smaller, less liquid and more volatile markets where the Adviser may not be able to sell the Portfolio’s investments at times, in amounts and at prices it considers reasonable; the economies of non-U.S. issuers may grow at slower rates than expected; and withholdings and other non-U.S. taxes may decrease the Portfolio and the Fund’s return.
     Currency Risk. A portion of the Fund or Portfolio’s assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Fund or the Portfolio’s investments are quoted or denominated. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.
     Investments in Equity Securities. To the extent that the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock markets can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund’s NAV, which will fluctuate as the value of the securities held by the Portfolio changes.
     Prepayment. Borrowers may pay back principal before the scheduled due date. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund’s shares.
     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Portfolio is more dependent on the analytical ability of the Adviser than other funds which may be able to rely on more publicly available information.
     Non-Diversification. As a non-diversified fund, the Portfolio may have a material amount of its investments in the securities of only a few issuers. To the extent the Portfolio invests a relatively high

5

percentage of its assets in obligations of a limited number of issuers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence affecting such issuers.
     Other Practices. The Portfolio may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see “Other Investment Practices.”
     Affiliation Risk. Due to the fact that Highland and NexBank are controlled by the same parties, the Portfolio may be unable to purchase certain Senior Loans in which NexBank participates (as Agent or Lender or buyer or seller in the secondary market) because of regulatory restrictions. Highland does not believe that this will have a material effect on the Portfolio’s ability to acquire Senior Loans consistent with its investment policies.
Classes of Shares
     This Prospectus applies to the offering of Class Z Shares of the Fund. In a separate prospectus, the Fund also offers three additional classes of shares — Class A, Class B and Class C Shares. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. The Fund may offer additional classes of shares in the future. See “Multiple Share Classes.”
     Each share class has its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z Shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.
     The Fund has received exemptive relief from the SEC with respect to the Fund’s distribution and service fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund is required to comply with regulations that would not otherwise be applicable to the Fund.
Periodic Repurchase Offers
     The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at NAV (“Repurchase Offers”). Repurchase Offers are scheduled to occur on or about the 15th day (or the next business day if the 15th is not a business day) in the months of March, June, September and December. It is anticipated that normally the date on which the repurchase price of shares will be determined (the “Repurchase Pricing Date”) will be the same date as the deadline for shareholders to provide their repurchase requests to the Distributor (the “Repurchase Request Deadline”), and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange (the “NYSE”) on such date. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day. Repurchase proceeds will be paid to shareholders no later than seven days after the Repurchase Pricing Date. The end of the seven days is referred to as the “Repurchase Payment Deadline.” See “Periodic Repurchase Offers.”
Dividends and Distributions

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     Income dividends are normally declared each business day and paid monthly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.
Minimum Investment
     The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50 ($25 for individual retirement accounts). The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.
Portfolio Transactions
     To the extent permitted by law and in accordance with the procedures established by the Fund’s Board of Trustees, the Fund may engage in brokerage transactions with brokers that are affiliates of the Adviser or of the Fund, with brokers who are affiliates of such brokers, or with unaffiliated brokers who trade or clear through affiliates of the Adviser or the Fund.

7

FUND EXPENSES
     The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

Class Z
Shareholder Transaction Expenses(1)
Maximum Sales Charge (Load) Imposed (as a percentage of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Maximum Contingent Deferred Sales Charge (“CDSC”)	None
Exchange Fee	None
Annual Fund Operating Expenses (as a percentage of average net assets)
Management Fees (2)	0.65%
Distribution and Service Fees	0.00%
Interest Payments and Commitment Fees on Borrowed Funds (3)	0.04%
Other Expenses (3)	0.18%

Total Annual Fund Operating Expenses (2)	0.87%

(1)	Financial Advisors (as defined under “How to Buy Shares”) may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2)	Management fees include both advisory fees and administration fees charged to the Fund. Highland receives from the Portfolio monthly advisory fees, computed and accrued daily, at the annual rate of 0.45% of the average daily net assets of the Portfolio for the first $1 billion dollars, 0.40% of the average daily net assets of the Portfolio for the next $1 billion dollars and 0.35% of the average daily net assets of the Portfolio that exceed $2 billion dollars. Highland also receives from the Fund administration fees at the annual rate of 0.20% of the average daily net assets of the Fund.

(3)	Estimated amounts for current fiscal year based on actual payments from the last fiscal year.

Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

1 year	3 years	5 years	10 years
$9	$28	$48	$107

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FINANCIAL HIGHLIGHTS
     The financial highlights table is intended to help you understand the Fund’s financial performance for Class Z Shares. The Fund’s fiscal year runs from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Class Z Share. This information has been derived from the Fund’s financial statements which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report, along with this information appears in the Fund’s annual report. To request the Fund’s annual report, please call (877) 665-1287.

	Year Ended									Period Ended
	August 31,									August 31,
Class Z Shares	2006	2005	2004	2003		2002		2001	2000	1999 (a)
Net Asset Value, Beginning of Period	$9.87	$9.80	$9.29	$8.83		$9.62		$10.00	$10.07	$10.00
Income from Investment Operations:
Net investment income (b)	0.74	0.53	0.40	0.50		0.57	(c)	0.84	0.87	0.47
Net realized and unrealized gain (loss) allocated from Portfolio(b)	0.08	0.06	0.52	0.47		(0.78	)(c)	(0.37)	(0.07)	0.07
Total from investment operations	0.82	0.59	0.92	0.97		(0.21)		0.47	0.80	0.54
Less Distributions Declared to Shareholders:
From net investment income	(0.74)	(0.52)	(0.41)	(0.51)		(0.58)		(0.85)	(0.87)	(0.47)
From net realized gains	—	—	—	—		—	(d)	— (d)	— (d)	—	(d)
Total distributions declared to shareholders	(0.74)	(0.52)	(0.41)	(0.51)		(0.58)		(0.85)	(0.87)	(0.47)
Net Asset Value, End of Period	$9.95	$9.87	$9.80	$9.29		$8.83		$9.62	$10.00	$10.07
Total return(e) (f)	8.57%	6.20%	10.03%	11.42	%(g)	(2.33)%		4.89%	8.23%	5.43	%(h)
Ratios to Average Net Assets:
Net operating expenses	0.82%	0.80%	0.80%	0.80%		0.80%		0.80%	0.80%	1.30	%(j)
Interest expense and facility expense	0.04%	0.05%	— (i)	—	(i)	0.03%		—	—	—
Net expenses	0.86%	0.85%	0.80%	0.80%		0.83%		0.80%	0.80%	1.30	%(j)
Net investment income	7.43%	5.40%	4.12%	5.53%		6.18	%(c)	8.63%	8.94%	7.10	%(j)
Waiver	0.01%	0.08%	0.17%	0.28%		0.28%		0.18%	0.39%	55.49	%(j)
Net Assets, End of Period (000’s)	$225,284	$192,482	$139,577	$31,055		$13,236		$11,662	$6,845	$893

(a)	Class Z Shares were initially offered on December 17, 1998. Per share data reflects activity from that date.

(b)	Per share data was calculated using average shares outstanding during the period.

(c)	Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002 to the net investment income and net realized and unrealized loss per share was less than $0.01, and an increase to the ratio of net investment income to average net assets from 6.17% to 6.18%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.

(d)	Rounds to less than $0.01.

(e)	Had the Adviser not waived a portion of its fees, total return would have been reduced.

(f)	Total return is at NAV assuming all distributions are reinvested.

(g)	Total return includes a voluntary reimbursement by the Adviser for a realized investment loss on an investment not meeting the Fund’s investment restrictions. This reimbursement had an impact of less than 0.01% on the Fund’s Class Z Shares return.

(h)	Not annualized.

(i)	Rounds to less than 0.01%.

(j)	Annualized.

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THE FUND
     The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on August 13, 1998. The Fund is engaged in a continuous public offering of its shares at the next determined NAV per share (plus an initial sales charge for Class A Shares). The Fund’s principal office is located at 13455 Noel Road, Suite 800, Dallas, Texas 75240, and its telephone number is (877) 665-1287.
INVESTMENT AND RISK INFORMATION
Investment Objective
     The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment objective is a non-fundamental policy, which means that the Board of Trustees of the Fund (the “Board”) can change it without shareholder approval.
     Rather than invest in securities directly, the Fund seeks to achieve its investment objective by using a “master fund/feeder fund” structure. Under that structure, the Fund invests its assets in another investment company having the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. The Fund’s investment experience will correspond directly to the investment experience of the Portfolio.
     Although the Fund’s NAV per share will vary, the Portfolio’s policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund’s NAV per share as a result of changes in interest rates. The Fund’s NAV may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loans in which the Portfolio invests.
     An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Portfolio or the Fund will achieve its investment objective.
Investment Policies
     The Portfolio seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans of domestic or foreign Borrowers that operate in a variety of industries and geographic regions. The Portfolio may invest all or substantially all of its assets in Senior Loans that are rated below investment grade and unrated Senior Loans deemed by Highland to be of comparable quality. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. Although most Senior Loans are collateralized, the Portfolio may invest up to 20% of its total assets (valued at the time of investment) in Senior Loans that are not secured by any collateral.
     The Portfolio may invest more than 25% of its total assets in securities the issuer of which is deemed to be the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. See “Fundamental Investment Restrictions and Policies.”
     In addition, under normal market conditions, the Portfolio may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less; (ii) warrants,

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equity securities and, in limited circumstances, junior debt securities acquired in connection with the Portfolio’s investments in Senior Loans; (iii) Senior Loans of foreign Borrowers that are foreign currency denominated (payments of interest and repayments of principal pursuant to such Senior Loans may be made in foreign currency); and (iv) senior loans, the interest rates of which are fixed and do not float or vary periodically based upon a benchmark indicator of prevailing interest rates. For purposes of this 20% limitation, the Portfolio may invest up to 20% of its total assets in a combination of the above named investment types or up to 20% of its total net assets in any one investment type individually.
     The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities.
How the Portfolio Invests
     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.
     In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Portfolio generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Portfolio will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower’s performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent’s services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The practice of an Agent relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.
     It is anticipated that the proceeds of the Senior Loans in which the Portfolio will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower’s capital structure, although some Senior Loans may hold an equal ranking with other senior securities and certain other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt securities (which may include “junk” securities) and preferred and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower’s assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as “junior debt securities.”
     Senior Loans generally are secured by specific collateral. To the extent that the Portfolio invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Portfolio will not enjoy the benefits associated with collateralization with respect to such Senior Loans, and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior

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Loans. As discussed below, the Portfolio may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Portfolio’s net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Portfolio may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.
     In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In some instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.
     Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Adviser will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Portfolio’s investment portfolio. When the Portfolio holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Portfolio, and such Lenders will not consider the interests of the Portfolio in connection with their votes.
     Senior Loans in which the Portfolio will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium, although the Portfolio may invest up to 20% of its total assets in fixed rate senior loans. These base lending rates generally are the prime or base lending rate (“Prime Rate”) offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate (“LIBOR”) or the CD rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower

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than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.
     Participations. The Portfolio may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Portfolio may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Portfolio with respect to Participations will likely conduct their principal business activities in the financial services industry. Although, as discussed below, the Portfolio has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Portfolio may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting this industry. Persons engaged in this industry may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.
     Participation by the Portfolio in a Lender’s portion of a Senior Loan typically will result in the Portfolio having a contractual relationship only with such Lender, not with the Borrower. As a result, the Portfolio may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Portfolio generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Portfolio may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Portfolio may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Portfolio may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower.
     In an effort to minimize such risks, the Portfolio will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Portfolio and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor’s (“S&P”) or Baa or P-3 or higher by Moody’s Investors Services, Inc. (“Moody’s”)) or, if unrated, determined by the Adviser to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Portfolio. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal, and debt rated Baa by Moody’s is regarded by Moody’s as a medium grade obligation (i.e., it is neither highly protected nor poorly secured). The Portfolio ordinarily will purchase a Participation only if, at the time of purchase, the Portfolio believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Portfolio does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Portfolio is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the Investment Company Act of 1940, as amended (the “1940 Act”), as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board.
     Assignments. The Portfolio may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the

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assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.
     Primary Lender Transactions. The Portfolio will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody’s) or determined by the Adviser to be of comparable quality. Loan Agreements typically provide for the termination of the Agent’s agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters receivership of the Federal Deposit Insurance Corporation (“FDIC”), or, if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Portfolio and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Portfolio should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution’s estate, the Portfolio would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Portfolio could experience a decrease in NAV.
     When the Portfolio is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Portfolio is a Primary Lender originating a Senior Loan, it may share in a fee paid by the Borrower to the Primary Lenders. The Portfolio will not act as the Agent, originator, or principal negotiator or administrator of a Senior Loan.
     Portfolio Maturity. The Portfolio is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio, and Senior Loans usually will have rates of interest that are redetermined either daily, monthly, quarterly, semi-annually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Portfolio’s NAV as a result of changes in interest rates. The Senior Loans in the Portfolio’s investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Portfolio from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Portfolio from its investments in Senior Loans should decrease. The amount of time required to pass before the Portfolio will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Portfolio may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Portfolio will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Portfolio will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Portfolio’s investment portfolio may occur. Accordingly, the actual remaining maturity of the Portfolio’s investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Portfolio’s investment

14

portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Adviser believes that the actual remaining maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.
     Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed rate obligations can be expected to decline. Although the Fund’s NAV will vary, the Portfolio’s policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in NAV as a result of changes in interest rates. Accordingly, it may be expected that the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund’s NAV. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund’s NAV. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund’s NAV.
     Debt Restructuring. The Portfolio may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Adviser’s decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Portfolio, the Borrower’s ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Portfolio may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Adviser’s evaluation of the potential value of such securities in relation to the price that could be obtained by the Portfolio at any given time upon sale thereof, the Portfolio may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Portfolio will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.
     Borrower Credit Ratings. The Portfolio may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below CCC by S&P or Moody’s or in unrated Senior Loans considered by the Adviser to be of comparable quality. The Portfolio may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization and unrated Senior Loans deemed by the Adviser to be of comparable quality. Debt securities rated below investment grade (or unrated debt securities of comparable quality) commonly are referred to as “junk” securities. The Portfolio will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Adviser, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Adviser will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons’ determinations with respect to collateral securing a Senior Loan.
     Fees. The Portfolio may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan.

15

Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Portfolio will receive these fees directly from the Borrower if the Portfolio is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Portfolio acquires an interest in a Senior Loan by way of Assignment. Whether or not the Portfolio receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Portfolio and the Lender selling such interests. When the Portfolio is an assignee, it may be required to pay a fee to, or forgo a portion of interest and any fees payable to it from, the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Portfolio based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Portfolio may deduct a portion of the interest and any fees payable to the Portfolio as an administrative fee prior to payment thereof to the Portfolio. The Portfolio may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Portfolio a portion of any fees that the Portfolio would otherwise be entitled to.
     Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the prepayment of and subsequent reinvestment by the Portfolio in Senior Loans could have a materially adverse affect on the yield of the Portfolio’s investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.
     Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Portfolio currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Portfolio will not purchase interests in Senior Loans that would require the Portfolio to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Portfolio’s total assets or would cause the Portfolio to fail to meet the diversification requirements set forth under the heading “Investment Restrictions” in the SAI.
     Bridge Financing. The Portfolio may acquire interests in Senior Loans that are designed to provide temporary or “bridge” financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower’s use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower’s perceived creditworthiness.
     Other Securities. The Portfolio will acquire warrants, equity securities and junior debt securities only incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Portfolio generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the relative value being given by the Portfolio in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower’s assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Portfolio to minimize fluctuations in its NAV. See “Principal Risks.”

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     Defensive Investment Policy. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Portfolio may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Portfolio may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities subject to certain restrictions. For further discussion of the Portfolio’s investment objective and policies and its investment practices and the associated considerations, see “Other Investment Practices.”
     Fundamental Investment Restrictions and Policies. Each of the Portfolio and the Fund has adopted a number of fundamental investment restrictions and policies, set forth in the SAI, which may not be changed unless authorized by a shareholder vote. Among these fundamental investment restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of its total assets (taken at market value at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction); provided, however, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower and any Agents that administer the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental investment restrictions and policies set forth as such in the SAI, the Fund’s investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.
Principal Risks
     You should carefully consider the following risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund.
     Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Portfolio, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the NAV of the Fund. The Portfolio generally will invest in collateralized Senior Loans only if the Adviser believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Portfolio will be to highly leveraged Borrowers. If the Borrower’s cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) or negotiating a work out. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders

17

have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Bankruptcy Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.
     Some Senior Loans in which the Portfolio may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Portfolio, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.
     Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high yield debt securities or “junk” securities. They are regarded as predominantly speculative with respect to the issuing company’s continuing ability to meet principal and interest payments. The prices of high yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high yield securities. The secondary market in which high yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Portfolio could sell a high yield Senior Loan, and could adversely affect the NAV of the Fund’s shares. At times of less liquidity, it may be more difficult to value high yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available. Investments in high yield Senior Loans may result in greater NAV fluctuation than if the Portfolio did not make such investments.
     There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality.
     Interest Rate Risk. The Fund’s NAV will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed rate securities already held by the Portfolio can be expected to rise. Conversely, when interest rates rise, the value of existing fixed rate portfolio securities can be expected to decline. Because market interest rates are currently near their lowest levels in many years, there is a greater than normal risk that the Portfolio’s portfolio will decline in value due to rising interest rates. However, the Portfolio will primarily invest in floating rate obligations, including Senior Loans, the rate on which periodically adjusts with changes in interest rates. Consequently, the Portfolio’s exposure to fluctuations in interest rates will generally be limited until the time that the interest rate on the Senior Loans in its portfolio are reset, but the Portfolio will be exposed at all times to fluctuations in interest rates with respect to the fixed rate investments in its portfolio, if any.
     To the extent that changes in market rates of interest are reflected not in a change to a base rate (such as LIBOR) but in a change in the spread over the base rate, which is payable on loans of the type and quality in which the Portfolio invests, the Fund’s NAV could be adversely affected. This is because

18

the value of a Senior Loan is partially a function of whether the Senior Loan is paying what the market perceives to be a market rate of interest, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is generally only a temporary lag before the portfolio reflects those changes, changes in a Senior Loan’s value based on changes in the market spread on Senior Loans in the Portfolio’s portfolio may be of longer duration.
     Senior Loan Risk. The risks associated with Senior Loans are similar to the risks of “junk” securities, although Senior Loans are typically senior and secured in contrast to below investment grade debt securities, which are often subordinated and unsecured. Senior Loans’ higher standing in an issuer’s capital structure has historically resulted in generally higher recoveries in the event of a corporate reorganization or other restructuring. In addition, because their interest rates are adjusted for changes in short-term interest rates, Senior Loans generally have less interest rate risk than other high yield investments, which are typically fixed rate.
     The Portfolio’s investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Moreover, any specific collateral used to secure a loan may decline in value or lose all its value or become illiquid, which would adversely affect the loan’s value. Economic and other events, whether real or perceived, can reduce the demand for certain Senior Loans or Senior Loans generally, which may reduce market prices and cause the Fund’s NAV per share to fall. The frequency and magnitude of such changes cannot be predicted.
     Senior Loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating rate debt instruments are less exposed to this risk than fixed rate debt instruments. Conversely, the floating rate feature of Senior Loans means the Senior Loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Portfolio to invest assets at lower yields. No active trading market may exist for certain Senior Loans, which may impair the ability of the Portfolio to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded Senior Loans.
     Although Senior Loans in which the Portfolio will invest will often be secured by collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower’s obligation in the event of a default or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Portfolio could experience delays or limitations in its ability to realize the benefits of any collateral securing a Senior Loan. The Portfolio may also invest in Senior Loans that are not secured.
     Restrictions on Resale. Senior Loans may not be readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Portfolio may invest. To the extent that a secondary market may exist for certain of the Senior Loans in which the Portfolio invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Portfolio has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Portfolio’s assets will be invested in Senior Loan interests, the ability of the Portfolio to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Portfolio and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Portfolio expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Adviser’s opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Portfolio’s operations require cash, such as when each of the Fund and the Portfolio makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.

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     Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Portfolio normally will rely primarily on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Portfolio usually will rely on the Agent (where the Portfolio is a Primary Lender or owns an Assignment) or the selling Lender (where the Portfolio owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Portfolio of any adverse change in the Borrower’s financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Adviser will also monitor these aspects of the Portfolio’s investments and, where the Portfolio is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.
     Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at NAV. See “Periodic Repurchase Offers.” However, the Fund’s shares are less liquid than shares of funds that trade on a stock exchange, and holders of Class B and Class C Share who tender for repurchase shares held for less than five years and one year, respectively, will pay a CDSC if their shares are accepted for repurchase. See “How to Buy Shares.” Under limited circumstances, and only pursuant to specific regulatory requirements, the Fund may suspend or postpone a quarterly Repurchase Offer. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly Repurchase Offer.
     Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares, and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their NAVs and, in the unlikely event that a secondary market for the shares were to develop, Fund shares likewise may trade at a discount from NAV.
     Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Portfolio may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the

20

opinion of the Adviser, is not indicative of fair value. Were the Portfolio to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Portfolio could consummate such a sale might be adversely affected.
     Financial Services Industry Concentration. Financial services companies are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect financial services companies. Insurance companies can be subject to severe price competition. The financial services industry is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.
     Investments in Non-U.S. Issuers. The Portfolio or Fund’s investments in non-U.S. issuers may involve special risks compared to investing in securities of U.S. issuers. These risks are more pronounced to the extent that the Portfolio invests a significant portion of its non-U.S. investment in one region or in the securities of emerging market issuers. These risks may include:
•	less information about non-U.S. issuers or markets may be available due to less rigorous disclosure, accounting standards or regulatory requirements;

•	many non-U.S. markets are smaller, less liquid and more volatile, and in a changing market the Adviser may not be able to sell the Portfolio’s portfolio securities at times, in amounts and at prices it considers reasonable;

•	the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; and

•	withholdings and other non-U.S. taxes may decrease the Fund’s return.

     Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the United States. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the United States. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity.
     Economies and social and political climates in individual countries may differ unfavorably from the United States. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging

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countries. Unanticipated political or social developments may also affect the values of the Portfolio’s investments and the availability to the Portfolio of additional investments in such countries.
     Currency Risk. A portion of the Portfolio or the Fund’s assets may be quoted or denominated in non-U.S. currencies. These securities may be adversely affected by fluctuations in relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Portfolio’s investments are quoted or denominated. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.
     Investments in Equity Securities. To the extent the Portfolio invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund’s NAV, which will fluctuate as the value of the securities held by the Portfolio changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock’s prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.
     Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Such prepayments may require the Portfolio to replace a Senior Loan with a lower-yielding security. This may adversely affect the NAV of the Fund’s shares.
     Limited Information. The types of Senior Loans in which the Portfolio will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Portfolio will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Adviser than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.
     Non-Diversification. The Fund has registered as a “non-diversified” investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. See “Investment Restrictions” in the SAI. The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a “regulated investment company.” To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence affecting such issuers.

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     Other Practices. The Fund may use various other investment practices that involve special considerations, including entering into when-issued and delayed-delivery transactions, engaging in interest rate and other hedging transactions, lending its portfolio securities and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see “Other Investment Practices.”
     Affiliation Risk. Because Highland and NexBank are controlled by the same parties, regulatory restrictions may prohibit the Fund from purchasing certain Senior Loans in which NexBank participates as Agent or Lender or buyer or seller in the secondary market. Highland does not believe that this will have a material effect on the Portfolio’s ability to acquire Senior Loans consistent with its investment policies.
Other Investment Practices
     The Adviser may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations. Although the Adviser believes that these investment practices may further the Fund’s investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.
     Structured Notes. The Portfolio may invest up to 10% of its total assets in structured notes, including “total rate of return swaps” with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Portfolio’s policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.
     Interest Rate Swaps and Other Hedging Transactions. The Portfolio may, but is not obligated to, enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Portfolio expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Portfolio owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Portfolio may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in NAV resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Portfolio would employ any hedging and risk management techniques. The Portfolio will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Portfolio. The Portfolio will incur brokerage and other costs in connection with its hedging transactions. To the extent that SEC rules and regulations require segregation of assets for certain derivative transactions, the Portfolio will segregate a portion of its assets while party to these derivative transactions.

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     The Portfolio may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Portfolio will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Portfolio with another party of their respective obligations to pay or receive interest (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Portfolio may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Portfolio could exchange the Borrower’s obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Portfolio would consider the interest rate redetermination period of such Senior Loan to be the shorter period.
     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Portfolio will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Portfolio.
     In circumstances in which the Adviser anticipates that interest rates will decline, the Portfolio might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Portfolio would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Portfolio purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Portfolio’s counterparty would pay the Portfolio amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Portfolio would receive with respect to floating rate portfolio assets being hedged.
     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Adviser’s ability to predict correctly the direction and extent of movements in interest rates. Although the Adviser believes that use of the hedging and risk management techniques described above will benefit the Portfolio, if the Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Portfolio’s overall performance would be worse than if it had not entered into any such transaction. For example, if the Portfolio had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Portfolio would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.
     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Portfolio believe such obligations do not constitute senior securities. The Portfolio will usually enter into interest rate swaps on a net basis (i.e., where the two parties make net payments with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate value at

24

least equal to the accrued excess will be maintained. If the Portfolio enters into a swap on other than a net basis, the Portfolio will maintain the full amount of its obligations under each such swap. Accordingly, the Portfolio does not treat swaps as senior securities. The Portfolio may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Portfolio’s Board. If a default occurs by the other party to such transactions, the Portfolio will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Portfolio’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services companies acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and are less liquid than swaps. There can be no assurance, however, that the Portfolio will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Portfolio. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Portfolio will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.
     New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.
     “When-Issued” and “Delayed-Delivery” Transactions. The Portfolio may also purchase and sell interests in Senior Loans and other portfolio securities on a “when-issued” and “delayed-delivery” basis. No income accrues to the Portfolio on such Senior Loans in connection with such purchase transactions prior to the date the Portfolio actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Portfolio will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Portfolio may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Portfolio engages in “when-issued” and “delayed-delivery” transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Portfolio’s assets that may be used to acquire securities on a “when-issued” or “delayed-delivery” basis.
     Repurchase Agreements. The Portfolio may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Portfolio buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Portfolio to earn a return on available liquid assets at minimal market risk, although the Portfolio may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Portfolio to the counterparty. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the

25

counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the Bankruptcy Code, the law regarding the rights of the Portfolio is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Portfolio’s assets that may be used to participate in repurchase agreements.
     Reverse Repurchase Agreements. The Portfolio may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Portfolio. A reverse repurchase agreement is an instrument under which the Portfolio may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Portfolio at an agreed-upon price on an agreed-upon date. The Portfolio will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Portfolio receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Portfolio under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Portfolio’s books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Portfolio’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Portfolio under a reverse repurchase agreement could decline below the price at which the Portfolio is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Portfolio and as such would be subject to the restrictions on borrowing described in the SAI under “Investment Restrictions.” The Portfolio will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.
Borrowing
     The Portfolio is authorized to borrow money for the purpose of obtaining short-term liquidity in connection with Repurchase Offers for Fund shares and for temporary, extraordinary or emergency purposes. The Portfolio may enter into an agreement with a financial institution providing for an unsecured discretionary credit facility, the proceeds of which may be used to finance, in part, repurchases. See “Periodic Repurchase Offers.”
     Under the requirements of the 1940 Act, the Portfolio, immediately after any such borrowings, must have an asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Portfolio, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Portfolio. The rights of any lenders to the Portfolio to receive payments of interest on and repayments of principal of borrowings will be senior to those of shareholders, and the terms of any borrowings may contain provisions which limit certain activities of the Portfolio, including the payment of dividends to shareholders in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Portfolio’s status as a regulated investment company, the Portfolio, subject to its ability to liquidate its relatively illiquid investments, intends to repay the borrowings. Interest payments and fees incurred in connection with any borrowings will reduce the amount of net income available for payment to shareholders.

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MANAGEMENT
Board of Trustees and Investment Adviser
     The Board of Trustees has overall management responsibility for the Fund. The Board of Managers of the Portfolio has overall management responsibility for the Portfolio. Since the Fund and the Portfolio have the same Board members, they have adopted conflict of interest procedures to monitor and address potential conflicts between the interests of the Fund and the Portfolio. See “Management” in the SAI for the names of and other information about the Trustees and officers of the Fund.
     Highland Capital Management, L.P., 13455 Noel Road, Suite 800, Dallas, Texas 75240, serves as the investment adviser to the Fund. The Fund and Highland have entered into an investment advisory agreement pursuant to which Highland is responsible for the selection and ongoing monitoring of the Fund’s investment portfolio. Highland furnishes offices and provides necessary facilities, equipment and personnel for the management of the Fund’s portfolio.
     Organized in March 1993, Highland is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. As of November 30, 2006, Highland had approximately $35.5 billion in assets under management. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. R. Joseph Dougherty and Mark Okada are the Fund’s principal portfolio managers.
Fees and Expenses
     Highland provides portfolio management services to the Portfolio and administrative services to the Fund and the Portfolio. Highland is entitled to receive a monthly advisory fee from the Portfolio, computed and accrued daily, based on an annual rate of 0.45% of the average daily net assets of the Portfolio for the first $1 billion, 0.40% of the average daily net assets of the Portfolio for the next $1 billion and 0.35% of the average daily net assets of the Portfolio over $2 billion and a monthly administration fee from the Fund, computed and accrued daily, based on an annual rate of 0.20% of the average daily net assets of the Fund.
     Applying these fee schedules, the Portfolio’s effective advisory fee rate was 0.44% of the Portfolio’s average daily net assets and the Fund’s effective administration fee rate was 0.20% of the Fund’s average daily net assets for the fiscal year ended August 31, 2006.
     Highland provides office space and executive and other personnel to the Fund and the Portfolio. The Fund and the Portfolio pay all expenses other than those paid by Highland, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.
     A discussion regarding the basis for the Board’s approval of agreements with Highland regarding provision of portfolio management services to the Portfolio is available in the Fund’s Annual Report for the fiscal year ended August 31, 2006.
Portfolio Managers
     The Portfolio is managed by Mark Okada and R. Joseph Dougherty. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities issued by the Fund.

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     Mark Okada. Mr. Okada has managed the Portfolio since April 15, 2004. Mr. Okada has been Executive Vice President of Highland since March 1993 and is Executive Vice President of Prospect Street® High Income Portfolio Inc. (“PHY”) and Prospect Street® Income Shares Inc. (“CNN”). From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for Protective Asset Management Company, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B.S. in Economics and a B.S. in Psychology in 1984. Mr. Okada is a Chartered Financial Analyst, and is a member of the Dallas Society of Security Analysts.
     R. Joseph Dougherty. Mr. Dougherty has managed the Portfolio since April 15, 2004. Mr. Dougherty is a Portfolio Manager at Highland and heads Highland’s retail funds effort. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other portfolio managers, and manages the team dedicated to their day-to-day administration. He also serves as a Director, Chairman and Senior Vice President of PHY and CNN. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for Highland from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining Highland, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.
Administrator/Sub-Administrator
     Highland provides administration services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund’s average daily net assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. (“PFPC”), 760 Moore Road, King of Prussia, Pennsylvania, 19406, and pays PFPC a portion of the fee it receives from the Fund.
Accounting Services Agent
     PFPC provides accounting services to the Fund and the Portfolio pursuant to accounting services agreements with each.
Distributor
     The Fund’s shares are offered for sale through PFPC Distributors, Inc. (the “Distributor”), 760 Moore Road, King of Prussia, Pennsylvania 19406. Shareholders and Financial Advisors (as defined under “How to Buy Shares”) should not send any transaction or account requests to this address.
Transfer Agent
     PFPC is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records (“Transfer Agent”).

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Custodian
     PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153, is the custodian of the Fund. PFPC Trust Company, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold by the Fund.
HOW TO BUY SHARES
     You can purchase shares of the Fund on any day that the NYSE is open for business. You can purchase shares of the Fund from any financial advisor, broker-dealer or other financial intermediary that has entered into an agreement with the Distributor with respect to the sale of shares of the Fund (a “Financial Advisor”) or the Transfer Agent. Your Financial Advisor can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. The Fund has authorized Financial Advisors to receive purchase and redemption orders on behalf of the Fund. Financial Advisors are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or redemption order when a Financial Advisor or its authorized designee receives the order in “good order.” “Good order” means that you placed your order with your Financial Advisor or its authorized designee or your payment (made in accordance with any of the methods set forth in the table below) has been received and your application is complete, including all necessary signatures and documentation. Customer orders will be priced at the Fund’s NAV next computed after they are received by a Financial Advisor or its authorized designee. Investors may be charged a fee by their Financial Advisor, payable to the Financial Advisor and not the Fund, if they effect a transaction in Fund shares through either a Financial Advisor or its authorized designee.
     The USA Patriot Act may require the Fund, a Financial Advisor or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide the information, it may not be possible to open your account. If the Fund, a Financial Advisor or authorized designee is unable to verify your customer information, it reserves the right to close your account or to take such other steps as it deems reasonable.
     Outlined below are various methods for buying shares of the Fund:

Method	Instructions
Through your Financial Advisor	Your Financial Advisor can help you establish your account and buy shares on your behalf. To receive the current trading day’s price, your Financial Advisor must receive your request prior to the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time. Your Financial Advisor may charge you fees for executing the purchase for you.

By check (new account) (1)	For new accounts, send a completed application and check made payable to the Fund to the Transfer Agent at the address noted below.(2)

By check (existing account)(1)	For existing accounts, fill out and return the additional investment stub included in your account statement, or send a letter of instruction including the Fund name and account number with a check made payable to the Fund to the Transfer Agent at the address noted below.(2)

By exchange	You or your Financial Advisor may acquire shares of the Fund for your account by exchanging shares you own in certain other funds advised by Highland for shares of the same class of the Fund. See “Exchange of Shares.” To exchange, send written instructions to the Fund, c/o the Transfer Agent, at the address noted below or call (877) 665-1287.(2)

By wire	You may purchase shares of the Fund by wiring money from your bank account to your

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Method	Instructions
Fund account. Send funds by wire to:

PNC Bank, N.A.
Philadelphia, PA
ABA #031-0000-53
FFC # 8615597735
Highland Funds
FBO: (Highland Floating Rate Fund / [Your account number])

To receive the current trading day’s price, your wire, along with a valid account number, must be received by the Fund prior to the close of regular trading on the NYSE, usually 4:00 p.m. Eastern time.

If your initial purchase of shares is by wire, you must first complete a new account application and promptly mail it to the Fund, c/o the Transfer Agent, at the address noted below. After completing a new account application, please call (877) 665-1287 to obtain your account number. Please include your account number on the wire.(2)

By electronic funds transfer via automated clearing house (“ACH”)(1)	You may purchase shares of the Fund by electronically transferring money from your bank account to your Fund account by calling (877) 665-1287. An electronic funds transfer may take up to two business days to settle and be considered in “good order.” You must set up this feature prior to your telephone request. Be sure to complete the appropriate section of the application.

Automatic investment plan	You may make monthly or quarterly investments automatically from your bank account to your Fund account. You may select a pre-authorized amount to be sent via electronic funds transfer. For this feature, please call the Fund at (877) 665-1287 or visit the Fund’s website at http://www.highlandfunds.com.

(1)	Any purchase by check or automated clearing house (“ACH”) transaction that does not clear may be cancelled, and the investor will be responsible for any associated expenses and losses to the Fund.

(2)	Regular Mail: Send to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940 Overnight Mail: Send to the Fund c/o PFPC Inc., 101 Sabin Street, Pawtucket, RI 02860
Investment Minimums

Initial Investment (1)	$2,500
Subsequent Investments (1)(2)	$50
Automatic Investment Plan (1)(2)	$50

(1)	For retirement plans, the investment minimum is $25 for each of the initial investment, subsequent investments and the automatic investment plan.

(2)	Your account must already be established and meet the initial investment minimum.
     The Fund reserves the right to change the investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.
ELIGIBLE INVESTORS
Only Eligible Investors may purchase Class Z shares. Eligible Investors are as follows:
•	Clients of broker-dealers or registered investment advisers that both recommend the purchase of Fund shares and charge clients an asset-based fee;

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•	A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from the Fund or through a third party broker-dealer;

•	Any insurance company, trust company or bank purchasing shares for its own account;

•	Any endowment, investment company or foundation; and

•	Any trustee of the Fund, any employee of Highland Capital Management, L.P. and any family member of any such trustee or employee
The Fund reserves the right to change the criteria for Eligible Investors. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interests of the Fund and its shareholders.
MULTIPLE SHARE CLASSES
Choosing a Share Class
     The Fund offers one class of shares in this Prospectus—Class Z Shares, which are available to Eligible Investors at NAV without a sales charge or CDSC. In a separate prospectus, the Fund also offers three additional classes of shares — Class A, Class B and Class C Shares. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005.
     Each share class has its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your Financial Advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z Shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.
     The Fund has received exemptive relief from the SEC with respect to the Fund’s distribution and service fee arrangements, CDSCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.
Availability of Information
     Clear and prominent information regarding the Fund’s sales charges and the applicability and availability of discounts from sales charges is available free of charge through the Fund’s website at http://www.highlandfunds.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.
PERIODIC REPURCHASE OFFERS
     The Board has adopted share repurchase policies as fundamental policies. These policies, which may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act), provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. Shares will normally be repurchased at the NAV per share determined as of the close of regular trading on the NYSE on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.
Repurchase Procedure
     At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The time between the notification of shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on or about the 15th day in each of the months of March, June, September and December, or, if the 15th day is not a business day, on the next business day. The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if

31

so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.
     The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares tendered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash prior to the Repurchase Payment Deadline.
     Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs. See “Principal Risks—Borrowing.” The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund’s value.
Repurchase Amounts
     The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
     If shareholders tender for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders tender shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the Repurchase Offer.
Notices to Shareholders
     Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice will also include detailed instructions on how to tender shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to tender their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of shares for repurchase until the Repurchase Request Deadline. The

32

notice will set forth the NAV of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
     The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. If you choose to receive your repurchase proceeds via wire transfer, the Fund’s transfer agent will charge you a fee (currently $9.00) for each wire. You may call (877) 665-1287 to learn the NAV per share. The notice of the Repurchase Offer will also provide information concerning the NAV per share, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.
Suspension or Postponement of Repurchase Offer
     The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.
     The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
EXCHANGE OF SHARES
     Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class of any Participating Fund at the next determined NAV, plus any applicable exchange fee. Shares of a Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale. If you do not currently have an account in the Participating Fund into which you wish to exchange your shares, you will need to exchange enough shares to satisfy the Participating Fund’s current minimum investment account requirements. Current minimum investment account requirements, as well as other important information, are available in each Participating Fund’s current prospectus, which shareholders should obtain and read prior to seeking an exchange. A prospectus for each of the Participating Funds may be obtained by calling (877) 665-1287 or by visiting http://www.highlandfunds.com.

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     Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Fund may reject any exchange request for any reason, including if it does not think that it is in the best interests of the Fund and/or its shareholders to accept the exchange.
     Unless you have a tax-deferred retirement account, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. See “Taxation.” To exchange by telephone, call (877) 665-1287. Please have your account and taxpayer identification number available when calling.
NET ASSET VALUE
     The NAV per share of each class of the Fund’s shares is calculated as of the close of regular trading on the NYSE, normally 4:00 p.m., Eastern time, on each day that the NYSE is open for business. The NAV per share is computed by dividing the value of the Fund’s net assets (i.e., the value of its securities and other assets less its liabilities, including expenses payable or accrued but excluding capital stock and surplus) attributable to the class of shares by the total number of shares of the class outstanding at the time the determination is made. The price of a particular class of the Fund’s shares for the purpose of purchases will be based upon the calculation of NAV per share of the Fund next made after the purchase order is received in good form. NAV will not be determined on days when the NYSE is closed unless, in the judgment of the Board, the NAV should be determined on any such day, in which case the determination will be made at 4:00 p.m., Eastern time.
     The value of the Fund’s assets is based on the current market value of its investments. For securities with readily available market quotations, the Fund uses those quotations for pricing. When portfolio securities are traded on the relevant day of valuation, the valuation will be the last reported sale price on that day. If there are no such sales on that day, the security will be valued at the mean between the most recently quoted bid and asked prices from principal market makers. Securities without a sale price or bid and ask quotations on the valuation day will be priced by an independent pricing service. If securities do not have readily available market quotations or pricing service prices, including circumstances under which such prices are determined not to be accurate or current (including when events materially affect the value of securities occurring between the time the market price is determined and the calculation of the Fund’s NAV), such securities are valued at their fair value, as determined in good faith in accordance with the Fund’s valuation procedures approved by the Board. In these cases, the Fund’s NAV will reflect the affected portfolio securities’ value as determined in the judgment of the Board or its designee instead of being determined by the market. Using a fair value pricing methodology to price securities may result in a value that is different from a security’s most recent sale price and from the prices used by other investment companies to calculate their NAVs. There can be no assurance that

34

the Fund’s valuation of a security will not differ from the amount that it realizes upon the sale of such security.
     The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per share for Class Z Shares of the Fund during such period:

	Class Z
Quarterly Period Ending	High	Low
November 30, 2006	$9.99	$9.91
August 31, 2006	$9.96	$9.92
May 31, 2006	$9.98	$9.91
February 28, 2006	$9.93	$9.84
November 30, 2005	$9.90	$9.85
August 31, 2005	$9.88	$9.77
May 31, 2005	$9.86	$9.75
February 28, 2005	$9.85	$9.83
November 30, 2004	$9.83	$9.80
     As of December 18, 2006, the net asset value per Class Z Share was $10.01.
DIVIDENDS AND DISTRIBUTIONS
     Income dividends, if any, are declared each business day and paid monthly on the last business day of each month. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).
     Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay “interest” or guarantee any fixed rate of return.
     If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) receive dividends in cash and reinvest capital gains; or (3) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.
     The Fund is authorized to borrow money subject to certain restrictions. See “How the Fund Invests—Borrowing.” Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund’s ability to maintain its qualification for taxation as a regulated investment company.

35

TAXATION
     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Code and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see “Additional Income Tax Considerations” in the SAI.
     Your distributions will be taxable to you whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid to you on December 31 in the prior calendar year.
     You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are “qualified dividend income” (as defined in the Code) eligible for a reduced rate of tax. The Fund expects that none of its dividends will qualify for treatment as “qualified dividend income.” Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.
     You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.
     Income received by the Fund with respect to foreign securities may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. It is not expected that the Fund will be eligible to “pass through” to its investors any such foreign taxes, and accordingly, it is not expected that you will be entitled to claim a deduction or credit on account of any such foreign taxes when computing your federal income tax liability.
     If you are neither a resident nor a citizen of the United States, or if you are a foreign entity, the Fund’s ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies; provided, however, that for taxable years of the Fund beginning before January 1, 2008, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.
     If you tender all of your shares for repurchase pursuant to a Repurchase Offer (and you do not own any other shares pursuant to attribution rules contained in the Code), you may realize a taxable gain or loss depending upon your basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

36

     Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who tender all of their shares for repurchase as described in the previous paragraph) and to shareholders who do not tender their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder tenders for repurchase fewer than all his or her shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund’s earnings and profits, and the shareholder’s basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to tendering your shares for repurchase.
Backup Withholding
     The Fund may be required to withhold federal income tax (“backup withholding”) from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:
•	the shareholder fails to furnish its properly certified Social Security or other tax identification number;

•	the shareholder fails to certify that its tax identification number is correct, that it is not subject to backup withholding due to the underreporting of certain income or that it is a United States person;

•	the Internal Revenue Service (“IRS”) informs the Fund that the shareholder’s tax identification number is incorrect; or

•	the shareholder otherwise fails to establish an exemption from backup withholding.
     These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.
     The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisors regarding the specific U.S. federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.
ORGANIZATION AND DESCRIPTION OF SHARES
     The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust (“Declaration of Trust”) dated August 13, 1998, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund’s shareholders or its Trustees. The Fund offers four classes of shares — Class A, Class B, Class C and Class Z Shares. Class A, Class B and Class C are offered through a separate prospectus.
     Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim

37

against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, Trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.
     The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the shares.
Dividends, Voting and Liquidation Rights
     Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund’s net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B Shares to Class A Shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.
Anti-Takeover Provisions in the Declaration of Trust
     The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices.
     The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Board then in office and at least three-fourths of the Independent Trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.
     The Board has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
Status of Shares
     The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.

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     As of November 30, 2006, the following shares of the Fund were outstanding:

		(3)	(4)
	(2)	Amount held by	Amount Outstanding
(1)	Amount	Fund for its	Exclusive of Amount
Title of Class	Authorized	Account	Shown Under (3)
Class A	Unlimited	0	76,327,562.468
Class B	Unlimited	0	14,602,222.540
Class C	Unlimited	0	71,786,920.747
Class Z	Unlimited	0	25,728,857.737
MASTER FUND/FEEDER FUND: STRUCTURE AND RISK FACTORS
     The Fund seeks to achieve its objective by investing all of its assets in the Portfolio, another closed-end fund with an investment objective identical to that of the Fund. Please refer to “Investment and Risk Information” for a description of the investment objective, policies, and restrictions of the Portfolio. The management and expenses of both the Fund and the Portfolio are described under “Fund Expenses” and “Management—Fees and Expenses.” The Fund bears its proportionate share of the Portfolio’s expenses.
     The common investment objective of the Fund and the Portfolio is non-fundamental and may be changed without shareholder approval, subject, however, to at least 30 days’ advance written notice to the Fund’s shareholders. The fundamental policies of the Fund, and the corresponding fundamental policies of the Portfolio, can be changed only with shareholder approval.
     If the Fund, as a Portfolio investor, is requested to vote on a proposed change in a fundamental policy of the Portfolio or any other matter pertaining to the Portfolio (other than continuation of the business of the Portfolio after withdrawal of another investor), the Fund will solicit proxies from its shareholders and vote its interest in the Portfolio for and against such matters proportionately to the instructions to vote for and against such matters received from the Fund’s shareholders. The Fund will vote shares for which it receives no voting instructions in the same proportion as the shares for which it receives voting instructions. There can be no assurance that any matter receiving a majority of votes cast by the Fund’s shareholders will receive a majority of votes cast by all Portfolio investors. If other investors hold a majority interest in the Portfolio, they could have voting control over the Portfolio.
     In the event that the Portfolio’s fundamental policies were changed so as to be inconsistent with those of the Fund, the Board of Trustees of the Fund would consider what action might be taken, including changes to the Fund’s fundamental policies, withdrawal of the Fund’s assets from the Portfolio and investment of such assets in another pooled investment entity, or the retention of another investment adviser. Any of these actions would require the approval of the Fund’s shareholders. The Fund’s inability to find a substitute master fund or comparable investment adviser could have a significant impact upon its shareholders’ investments. Any withdrawal of the Fund’s assets could result in a distribution in kind of Senior Loans (as opposed to a cash distribution) to the Fund. Should such a distribution occur, the Fund could incur brokerage fees or other transaction costs in converting such Senior Loans to cash. In addition, a distribution in kind could result in a less diversified portfolio of the Fund and could affect the liquidity of the Fund.
     The Portfolio may permit other investment companies and/or other institutional investors to invest, but members of the general public may not invest directly in the Portfolio. Other investors in the Portfolio are not required to sell their shares at the same public offering price as the Fund and could incur different administrative fees, expenses, and sales commissions than the Fund. Therefore, Fund

39

shareholders might have different investment returns than shareholders in another investment company that invests exclusively in the Portfolio. Investment by such other investors in the Portfolio would provide funds for the purchase of additional Senior Loans and would tend to reduce the Portfolio’s operating expenses as a percentage of its net assets. Conversely, large-scale redemptions by any such other investors in the Portfolio could result in untimely liquidations of the Portfolio’s Senior Loans, loss of investment flexibility, and increases in the operating expenses of the Portfolio as a percentage of its net assets. As a result, the Portfolio’s security holdings may become less diverse, resulting in increased risk.
     Information regarding any other investors in the Portfolio may be obtained by writing to Highland at 13455 Noel Road, Suite 800, Dallas, Texas 75240, or by calling (877) 665-1287. Highland may provide administrative or other services to one or more such investors.

40

MAILINGS TO SHAREHOLDERS
     In order to reduce duplicative mail and fees and expenses of the Fund, we will send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling (877) 665-1287. If you do not want us to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call us at the telephone number above and we will furnish separate mailings, in accordance with instructions, within 30 days of your request. The Fund will mail these and other account documents without charge, but may charge for special services such as requests for historical transcripts of accounts.

41

PRIVACY POLICY
     We recognize and respect your privacy expectations, whether you are a visitor to our website, a potential shareholder, a current shareholder or even a former shareholder.
     Collection of Information. We may collect nonpublic personal information about you from the following sources:

•	Account applications and other forms, which may include your name, address and social security number, written and electronic correspondence and telephone contacts;

•	Website information, including any information captured through our use of “cookies”; and

•	Account history, including information about the transactions and balances in your accounts with us or our affiliates.

     Disclosure of Information. We may share the information we collect with our affiliates. We may also disclose this information as otherwise permitted by law. We do not sell your personal information to third parties for their independent use.
     Confidentiality and Security of Information. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed.

     You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Statement of Additional Information Dated January 1, 2007
HIGHLAND FLOATING RATE FUND
Class A, Class B, Class C and Class Z Shares
13455 Noel Road, Suite 800, Dallas, Texas 75240
(877) 665-1287
     This Statement of Additional Information (“SAI”) is not a prospectus but provides additional information that should be read in conjunction with the Fund’s Class A, Class B and Class C Shares Prospectus and Class Z Shares Prospectus, each dated January 1, 2007, and any supplements thereto. Copies of the Fund’s Prospectuses are available by calling the Fund at (877) 665-1287, visiting the Fund’s website (http://www.highlandfunds.com) or writing to the Fund c/o PFPC Inc., P.O. Box 9840, Providence, RI 02940. Capitalized terms used in this SAI and not otherwise defined have the meanings given them in the Fund’s Prospectuses.

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THE FUND
     Highland Floating Rate Fund (the “Fund”) is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares. The Fund makes Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value (“NAV”) of the shares. On October 18, 2004, the Fund’s name was changed from Columbia Floating Rate Fund to its current name. The Fund was formerly named the Liberty Floating Rate Fund until November 6, 2003. The Fund offers four classes of shares—Class A, Class B, Class C and Class Z. The Fund discontinued selling Class B Shares to new and existing investors following the close of business on May 2, 2005. Existing investors may still reinvest distributions in Class B Shares.
     Highland Capital Management, L.P. (“Highland” or the “Adviser”) provides investment advisory and administrative services to the Fund.
     Special Considerations Regarding Master Fund/Feeder Fund Structure. Rather than invest in securities directly, the Fund seeks to achieve its objective by pooling its assets with those of other investment companies for investment in Highland Floating Rate Limited Liability Company (the “Portfolio”), which has the same investment objective and substantially the same investment policies as the Fund. The purpose of such an arrangement is to achieve greater operational efficiencies and reduce costs. For more information, please refer to the Prospectus under the caption “Master Fund/Feeder Fund: Structure and Risk Factors.” The Fund’s investment experience will correspond directly to the investment experience of the Portfolio.
INVESTMENT POLICIES AND STRATEGIES
     The following information supplements the discussion of the investment objective and policies of the Fund and the Portfolio described in the Prospectuses. In pursuing its objective, the Fund and the Portfolio will invest as described in the Prospectuses and as described below with respect to the following non-principal investments and strategies. The investment objective of the Fund and the Portfolio is a non-fundamental policy and may be changed by the Fund’s Board of Trustees (the “Board”) or the Portfolio’s Board of Managers without the approval of a “majority of the outstanding voting securities” of the Fund or Portfolio, as applicable. A “majority of the outstanding voting securities” means the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.
New Financial Products
     New financial products continue to be developed and the Portfolio may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.
Lending of Portfolio Holdings
     The Portfolio may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Portfolio would have the right to call a loan and obtain the financial instruments loaned at any time on five days’ notice. For the duration of a loan, the Portfolio would continue to receive the equivalent of the interest

2

paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Portfolio would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Portfolio could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the borrower of the financial instruments fail financially. However, the loans would be made only to borrowers deemed by the Adviser to be of good standing and when, in the judgment of the Adviser, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Portfolio lends its portfolio holdings will be monitored on an ongoing basis by the Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Fund’s Board. No specific limitation exists as to the percentage of the Portfolio’s assets that the Portfolio may lend.
Foreign Currency Transactions
     In order to protect against a possible loss on investments resulting from a decline or appreciation in the value of a particular foreign currency against the U.S. dollar or another foreign currency or for other reasons, the Portfolio is authorized to enter into forward currency exchange contracts. These contracts involve an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Forward currency contracts do not eliminate fluctuations in the values of portfolio securities but rather allow the Portfolio to establish a rate of exchange for a future point in time.
     When entering into a contract for the purchase or sale of a security, the Portfolio may enter into a forward foreign currency exchange contract for the amount of the purchase or sale price to protect against variations, between the date the security is purchased or sold and the date on which payment is made or received, in the value of the foreign currency relative to the U.S. dollar or other foreign currency.
     When the Adviser anticipates that a particular foreign currency may decline substantially relative to the U.S. dollar or other leading currencies, in order to reduce risk, the Portfolio may enter into a forward contract to sell, for a fixed amount, the amount of foreign currency approximating the value of some or all of the Portfolio’s securities denominated in such foreign currency. Similarly, when the obligations held by the Portfolio create a short position in a foreign currency, the Portfolio may enter into a forward contract to buy, for a fixed amount, an amount of foreign currency approximating the short position. With respect to any forward foreign currency contract, it will not generally be possible to match precisely the amount covered by that contract and the value of the securities involved due to the changes in the values of such securities resulting from market movements between the date the forward contract is entered into and the date it matures. In addition, while forward contracts may offer protection from losses resulting from declines or appreciation in the value of a particular foreign currency, they also limit potential gains which might result from changes in the value of such currency. The Portfolio will also incur costs in connection with forward foreign currency exchange contracts and conversions of foreign currencies and U.S. dollars.
     A separate account consisting of liquid assets, such as cash, U.S. Government securities or other liquid high grade debt obligations equal to the amount of the Portfolio’s assets that could be required to consummate forward contracts will be established with the Portfolio’s custodian except to the extent the contracts are otherwise “covered.” For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines, additional cash or liquid securities will be placed in the account daily so that the value of the account will equal the amount of such commitments by the Portfolio. A forward contract to sell a foreign currency is “covered” if the Portfolio owns the currency (or securities denominated in the

3

currency) underlying the contract, or holds a forward contract (or call option) permitting the Portfolio to buy the same currency at a price no higher than the Portfolio’s price to sell the currency. A forward contract to buy a foreign currency is “covered” if the Portfolio holds a forward contract (or call option) permitting the Portfolio to sell the same currency at a price as high as or higher than the Portfolio’s price to buy the currency.
Rated Securities
     Under normal market conditions, the Portfolio may invest up to 20% of its total assets in high quality, short-term securities. These securities may include commercial paper rated at least A-3 or higher by Standard & Poor’s (“S&P”) or P-3 or higher by Moody’s Investors Service, Inc. (“Moody’s”) (or if unrated, determined by the Adviser to be of comparable quality), certificates of deposit (“CDs”) and bankers’ acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. Rated short-term securities include securities given a rating conditionally by Moody’s or provisionally by S&P. If the rating of a security held by the Portfolio is withdrawn or reduced, the Portfolio is not required to sell the security, but the Adviser will consider such fact in determining whether the Portfolio should continue to hold the security. For a description of the ratings applied by Moody’s and S&P to short-term securities, please refer to the Appendix.
Portfolio Turnover
     The frequency and amount of portfolio purchases and sales (known as the “turnover rate”) will vary from year to year. It is anticipated that the Portfolio’s turnover rate will ordinarily be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Portfolio generally does not intend to trade for short-term profits, the securities held by the Portfolio will be sold whenever the Adviser believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater transaction costs, including any brokerage commissions that the Portfolio will bear directly.
INVESTMENT RESTRICTIONS
     The Fund and the Portfolio operate under the following fundamental investment restrictions. Neither the Fund nor the Portfolio may:
     (1) invest in a security if, as a result of such investment, more than 25% of its total assets (taken at market value at the time of such investment) would be invested in the securities of issuers in any particular industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction) except that this restriction does not apply to (i) obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities; (ii) securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies; or (iii) [the Fund only] investment by the Fund of all or substantially all of its assets in another registered investment company having the same investment objective and substantially similar investment policies as the Fund;
     (2) invest in a security if, as a result of such investment, it would hold more than 10% of the outstanding voting securities (taken at the time of such investment) of any one issuer [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered

4

investment company having the same investment objective and substantially similar investment policies as the Fund;
     (3) purchase or sell real estate (although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein), except that it may hold for prompt sale and sell real estate or interests in real estate to which it may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by it;
     (4) purchase or sell commodities or commodities contracts or oil, gas or mineral programs, except that it may enter into (i) futures and options on futures and (ii) forward contracts;
     (5) make loans, although it may (a) lend portfolio securities and participate in an interfund lending program with other investment companies to which the Adviser provides investment advisory services provided that no such loan may be made if, as a result, the aggregate of such loans would exceed 33-1/3% of the value of its total assets (taken at market value at the time of such loans); (b) purchase money market instruments and enter into repurchase agreements; and (c) acquire publicly distributed or privately placed debt securities (including interests in Assignments and Participations) and other Senior Loans in which it is authorized to invest in accordance with its respective investment objectives and policies;
     (6) borrow except from banks, other affiliated funds and other entities to the extent permitted by the 1940 Act;
     (7) act as an underwriter of securities, except insofar as it may be deemed to be an “underwriter” for purposes of the Securities Act of 1933, as amended (the “1933 Act”), on disposition of securities acquired subject to legal or contractual restrictions on resale, [the Fund only] except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objective and substantially similar investment policies as the Fund; or
     (8) issue any senior security except to the extent permitted under the 1940 Act (for this purpose Senior Loans shall not be deemed senior securities).
     The above restrictions are fundamental policies and may not be changed without the approval of a “majority of the outstanding voting securities,” as previously defined herein.
     The Fund and the Portfolio are also subject to the following restrictions and policies that may be changed by the Board of Trustees of the Fund or the Board of Managers of the Portfolio, as applicable. None of the following restrictions shall prevent the Fund from investing all or substantially all of its assets in another investment company having the same investment objective and substantially similar investment policies as the Fund. Unless otherwise indicated, neither the Fund nor the Portfolio may:
     (A) invest for the purpose of exercising control or management [except to the extent that exercise by the Portfolio of its rights under Loan Agreements would be deemed to constitute such control or management];
     (B) purchase more than 3% of the stock of another investment company (other than the Portfolio) or purchase stock of other investment companies (other than the Portfolio) equal to more than 5% of its total assets (taken at market value at the time of purchase) in the case of any one other investment company (other than the Portfolio) and 10% of such assets (taken at market value at the time of purchase) in the case of all other investment companies (other than the Portfolio) in the aggregate; any such purchases are to be made in the open market where no profit to a sponsor or dealer results from the

5

purchase, other than the customary broker’s commission, except for securities acquired as part of a merger, consolidation or acquisition of assets;1
     (C) purchase shares of open-end investment companies, except in connection with a merger, consolidation, acquisition, or reorganization;
     (D) purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 20% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions;2
     (E) write an option on a security unless the option is issued by the Options Clearing Corporation, an exchange, or similar entity;
     (F) invest in limited partnerships in real estate unless they are readily marketable;
     (G) sell securities short unless (i) it owns or has the right to obtain securities equivalent in kind and amount to those sold short at no added cost or (ii) the securities sold are “when-issued” or “when distributed” securities that it expects to receive in a recapitalization, reorganization, or other exchange for securities it contemporaneously owns or has the right to obtain and provided that transactions in options, futures, and options on futures are not treated as short sales;3
     (H) invest more than 15% of its total net assets (taken at market value at the time of a particular investment) in restricted securities, other than securities eligible for resale pursuant to Rule 144A under the Securities Act, as amended; and
     (I) purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities, but it may make margin deposits in connection with transactions in options, futures, and options on futures (the purchase of Senior Loans, corporate debt securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin).
REPURCHASE OFFER FUNDAMENTAL POLICY
     The Fund’s Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly Repurchase Offers (the “Repurchase Offer Fundamental Policy”).
     The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that

[1]	The Fund and Portfolio have been informed that the staff of the SEC takes the position that the issuers of certain CMOs and certain other collateralized assets are investment companies and that subsidiaries of foreign banks may be investment companies for purposes of Section 12(d)(1) of the 1940 Act, which limits the ability of one investment company to invest in another investment company. Accordingly, the Fund and Portfolio intend to operate within the applicable limitations under Section 12(d)(1)(A) of the 1940 Act.

[2]	The Portfolio does not currently intend to purchase a put or call option if the aggregate premiums paid for all put and call options then held exceed 5% of its net assets (less the amount by which any such positions are in-the-money), excluding put and call options purchased as closing transactions.

[3]	The Portfolio does not currently intend to commit more than 5% of its assets to short sales.

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the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.
     The Repurchase Offer Fundamental Policy may be changed only by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectuses under the caption “Periodic Repurchase Offers.”
MANAGEMENT
     The Board provides broad oversight over the operations and affairs of the Fund. The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund’s business. The names and ages of the Trustees and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of funds overseen by each Trustee and other directorships they hold are shown below. The address for each Trustee and officer of the Fund is c/o Highland Capital Management, L.P., 13455 Noel Road, Suite 800, Dallas, TX 75240.

				Number of
				Portfolios in
				Highland Fund
		Term of Office		Complex	Other
Name, Address	Position(s)	and Length of	Principal Occupation(s)	Overseen	Directorships
and Age	with Fund	Time Served	During Past Five Years	by Trustee[1]	Held
INDEPENDENT TRUSTEES
Timothy K. Hui (Age 58)	Trustee	Indefinite Term; Trustee since 2004	Assistant Provost for Graduate Education since July 2004; Assistant Provost for Educational Resources, July 2001 to June 2004, Philadelphia Biblical University.	11	None

Scott F. Kavanaugh (Age 45)	Trustee	Indefinite Term; Trustee since 2004	Private Investor; Executive at Provident Funding Mortgage Corporation, February 2003 to July 2003; Executive Vice President, Director and Treasurer, Commercial Capital Bank, January 2000 to February 2003; Managing Principal and Chief Operating Officer, Financial Institutional Partners Mortgage Company and the Managing Principal and President of Financial Institutional Partners, LLC, (an investment banking firm), April 1998 to February 2003.	11	None

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				Number of
				Portfolios in
				Highland Fund
		Term of Office		Complex	Other
Name, Address	Position(s)	and Length of	Principal Occupation(s)	Overseen	Directorships
and Age	with Fund	Time Served	During Past Five Years	by Trustee[1]	Held
James F. Leary (Age 76)	Trustee	Indefinite Term; Trustee since 2004	Managing Director, Benefit Capital Southwest, Inc., (a financial consulting firm) since January 1999.	11	Board Member of Capstone Group of Funds (5 portfolios)

Bryan A. Ward (Age 51)	Trustee	Indefinite Term; Trustee since 2004	Senior Manager, Accenture, LLP (a consulting firm) since January 2002; Special Projects Advisor, Accenture, LLP with focus on the oil and gas industry, September 1998 to December 2001.	11	None
INTERESTED TRUSTEE
R. Joseph Dougherty[2] (Age 36)	Trustee and Chairman of the Board	Indefinite Term; Trustee and Chairman of the Board since 2004	Portfolio Manager of the Adviser since 2000.	11	None

Term of
Office and
Name, Address	Position(s)	Length of	Principal Occupation(s)
and Age	with Fund	Time Served	During Past Five Years
OFFICERS[3]
James D. Dondero (Age 44)	Chief Executive Officer and President	1 year Term; Chief Executive Officer and President since 2004	President and Managing Partner of the Adviser; President and Director of Strand Advisors, Inc., the general partner of the Advisor.

R. Joseph Dougherty (Age 36)	Senior Vice President	1 year Term; Senior Vice President since 2004	Portfolio Manager of the Adviser since 2000.

Mark Okada (Age 44)	Executive Vice President	1 year Term; Executive Vice President since 2004	Chief Investment Officer of the Adviser since March 1993; Officer of Strand Advisors, Inc., the general partner of the Advisor.

M. Jason Blackburn (Age 30)	Secretary, Chief Financial Officer and Treasurer	1 year Term; Secretary, Chief Financial Officer and Treasurer since 2004	Assistant Controller of the Adviser since November 2001; Accountant, KPMG LLP, September 1999 to October 2001.

Michael S. Minces (Age 32)	Chief Compliance Officer	1 year Term; Chief Compliance Officer since 2004	Associate, Akin Gump Strauss Hauer & Feld LLP (law firm), October 2003 to August 2004; Associate, Skadden, Arps, Slate, Meagher & Flom LLP (law firm), October 2000 to March 2003.

[1]	The Highland Fund Complex consists of each of the registered investment companies advised by the Adviser as of the date of this SAI.

[2]	Mr. Dougherty is deemed to be an “interested person” of the Fund under the 1940 Act because of his position with the Adviser.

[3]	Each officer also serves in the same capacity for each fund within the Highland Fund Complex.

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Trustee Compensation
     The officers of the Fund and those of its Trustees who are “interested persons” (as defined in the 1940 Act) of the Fund receive no direct remuneration from the Fund or the Portfolio. Independent Trustees are compensated with a $25,000 annual retainer paid by the Fund. Prior to its liquidation on June 15, 2006, Highland Institutional Floating Rate Income Fund also paid a portion of the Independent Managers’ annual retainer. The following table sets forth the aggregate compensation paid to each of the Trustees by the Fund and the total compensation paid to each of the Trustees by the Highland Fund Complex for the fiscal year ended August 31, 2006.

Name of	Aggregate Compensation	Total Compensation From
Trustee	From the Fund	the Highland Fund Complex
Interested Trustee
R. Joseph Dougherty	$0	$0
Independent Trustees
Timothy K. Hui	$19,437.50	$90,000
Scott F. Kavanaugh	$19,437.50	$90,000
James F. Leary	$19,437.50	$90,000
Bryan A. Ward	$19,437.50	$90,000
Role of the Board of Trustees
     The Trustees of the Fund are responsible for the overall management and supervision of the Fund’s affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Fund’s activities, review contractual arrangements with service providers for the Fund and review the Fund’s performance. The Fund has four committees, the Audit Committee, the Nominating Committee, the Litigation Committee and the Qualified Legal Compliance Committee, each of which is composed of the Independent Trustees.
     Audit Committee. Pursuant to the Audit Committee Charter adopted by the Board, the function of the Audit Committee is (1) to oversee the Fund’s accounting and financial reporting processes and the audits of the Fund’s financial statements and (2) to assist in Board oversight of the integrity of the Fund’s financial statements, the Fund’s compliance with legal and regulatory requirements, and the independent registered public accounting firm’s qualifications, independence and performance. The Audit Committee

9

is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Audit Committee met three times during the fiscal year ended August 31, 2006.
     Nominating Committee. The Nominating Committee’s function is to canvass, recruit, interview, solicit and nominate Trustees. The Nominating Committee will consider recommendations for nominees from shareholders sent to the Secretary of the Fund, 13455 Noel Road, Suite 800, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Fund. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Nominating Committee met once during the fiscal year ended August 31, 2006.
     Litigation Committee. The Litigation Committee’s function is to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by both the Fund and the Adviser or another client of the Adviser. The Litigation Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Litigation Committee did not meet during the fiscal year ended August 31, 2006.
     Qualified Legal Compliance Committee. The Qualified Legal Compliance Committee (“QLCC”) is charged with compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Fund who appear and practice before the SEC on behalf of the Fund. The QLCC is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The QLCC did not meet during the fiscal year ended August 31, 2006.
Share Ownership
     The following table shows the dollar range of equity securities beneficially owned by the Fund’s Trustees in the Fund and the aggregate dollar range of equity securities owned by the Fund’s Trustees in all Funds overseen by the Trustee in the Highland Fund Complex as of December 31, 2005.

		Aggregate Dollar Range of Equity
		Securities Owned in All Funds
Name of	Dollar Range of Equity Securities	Overseen by Trustee in the
Trustee	Owned in the Fund	Highland Fund Complex
Interested Trustee
R. Joseph Dougherty	$10,001-$50,000	$100,001-$500,000
Independent Trustees
Timothy K. Hui	$0	$1-$10,000
Scott F. Kavanaugh	$0	$10,000-$50,000
James F. Leary	$0	$1-$10,000
Bryan A. Ward	$0	$1-$10,000

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Code of Ethics
     The Fund and the Adviser have each adopted codes of ethics which essentially prohibit certain of their personnel, including the Fund’s portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions. Under the codes of ethics of the Fund and the Adviser, personal trading is permitted by such persons subject to certain restrictions; however, they are generally required to pre-clear most securities transactions with the appropriate compliance officer and to report all transactions on a regular basis.
     Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR database on the SEC’s website (http://www.sec.gov). You may also review and copy these documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, DC 20549, or by e-mail request to publicinfo@sec.gov.
Anti-Money Laundering Compliance
     The Fund or its service providers may be required to comply with various anti-money laundering laws and regulations. Consequently, the Fund or its service providers may request additional information from you to verify your identity. If at any time the Fund believes a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to “freeze” a shareholder’s account. The Fund or its service providers also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder’s account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, it may not be permitted to inform the shareholder that it has taken the actions described above.
Proxy Voting Policy
     The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. The Adviser has adopted proxy voting guidelines (the “Guidelines”) that provide as follows:
•	The Adviser votes proxies in respect of the Fund’s securities in the Fund’s best interests and without regard to the interests of the Adviser or any client of the Adviser.

•	Unless the Adviser’s Proxy Voting Committee (the “Committee”) otherwise determines (and documents the basis for its decisions) or as otherwise provided below, the Adviser votes proxies in a manner consistent with the Guidelines.

•	To avoid material conflicts of interest, the Adviser applies the Guidelines in an objective and consistent manner across the Fund’s accounts. If a material conflict of interest has been identified and the matter is covered by the Guidelines, the Committee votes in accordance with the Guidelines. For the Fund, if a conflict of interest has been identified and the matter is not covered in the Guidelines, the Adviser will disclose the conflict and the Committee’s determination of the matter in which to vote to the Fund’s Board.

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•	The Adviser also may determine not to vote proxies in respect of securities of the Fund if it determines it would be in the Fund’s best interests not to vote.
     The Adviser’s Guidelines also address how it will vote proxies on particular types of matters such as corporate governance matters, disclosure of executive compensation and share repurchase programs. For example, the Adviser generally will:

•	Vote in elections of directors on a case-by-case basis;

•	Support proposals seeking increased disclosure of executive compensation; and

•	Support management proposals to institute share repurchase plans in which all shareholders may participate on equal terms.
     The Fund’s proxy voting record for the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling (800) 823-6300 or (2) on the SEC’s website (http://www.sec.gov). Information as of June 30 each year will generally be available by the following August 31.
INVESTMENT ADVISORY SERVICES
     Highland, located at 13455 Noel Road, Suite 800, Dallas, Texas 75240, serves as the Fund’s investment adviser. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. Prior to April 15, 2004, Columbia Management Advisors, Inc. (“Columbia Management”) was the Fund’s investment adviser.
     Pursuant to an investment advisory agreement with the Portfolio (the “Investment Advisory Agreement”), Highland provides portfolio management services to the Portfolio for a monthly advisory fee, computed and accrued daily, based on an annual rate of 0.45% of the average daily net assets of the Portfolio for the first $1 billion, 0.40% of the average daily net assets of the Portfolio for the next $1 billion and 0.35% of the average daily net assets of the Portfolio over $2 billion. Highland also provides administrative services to the Fund for a monthly administration fee based on an annual rate of 0.20% of the average daily net assets of the Fund.
     Under the Investment Advisory Agreement, Highland, among other things: (i) continuously furnishes an investment program for the Portfolio; (ii) places orders for the purchase and sale of securities for the accounts of the Portfolio; (iii) provides for certain facilities and administrative services; (iv) arranges for the provision and maintenance of an insurance bond against larceny and embezzlement by officers and employees of the Portfolio; and (v) generally manages, supervises and conducts the affairs and business of the Portfolio.
     Highland carries out its duties under the Investment Advisory Agreement at its own expense. The Portfolio pays its own ordinary operating and activity expenses, such as legal and auditing fees, management fees, administrative fees, custodial fees, transfer agency fees, the cost of communicating with shareholders and registration fees, as well as other operating expenses such as interest, taxes, brokerage, insurance, bonding, compensation of certain members of the Portfolio's Board and extraordinary expenses.

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     The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance (or reckless disregard) of its obligations or duties thereunder on the part of Highland, Highland shall not be subject to liability to the Fund party to such agreements or to any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the matters to which the Investment Advisory Agreement relates.
     Highland and/or its general partner, limited partners, officers, affiliates and employees provide investment advice to other parties and manage other accounts and private investment vehicles similar to the Fund. In connection with such other investment management activities, the Adviser and/or its general partner, limited partners, officers, affiliates and employees may decide to invest the funds of one or more other accounts or recommend the investment of funds by other parties, rather than the Portfolio’s monies, in a particular security or strategy. In addition, the Adviser and such other persons will determine the allocation of funds from Portfolio and such other accounts to investment strategies and techniques on whatever basis they consider appropriate or desirable in their sole and absolute discretion. See “Information Regarding Portfolio Managers—Conflicts of Interest.”
     The table below sets forth the management fees (in thousands) paid by the Portfolio as well as any fee waivers for the last three fiscal years:

			Period	Period
	Fiscal Year	Fiscal Year	4/15/04	9/01/03
	Ended	ended	through	through
	8/31/06[1]	8/31/05[1]	8/31/04[1]	3/31/04[2]
Advisory Fees	$5,903	$4,369	$1,446	$1,837
Fee Waiver [3]	$(153)	$(769)	$(1,098)	$(1,133)

[1]	For the fiscal year ended 8/31/06 and 8/31/05 and the period 4/15/04 through 8/31/04, the management fees were paid to the current investment adviser, Highland.

[2]	For the period 9/01/03 through 3/31/04 and the fiscal year ended 8/31/03, the management fees were paid to the former investment adviser, Columbia Management.

[3]	Prior to June 12, 2006, Highland had voluntarily agreed to waive management fees so that the Fund’s ordinary annual operating expenses (exclusive of advisory fees, administrative fees, brokerage commissions, taxes, distribution and service fees, leverage expenses and extraordinary expenses, if any) did not exceed 0.15% of the average daily net assets of the Fund. Highland may reinstitute this waiver at any time.
INFORMATION REGARDING PORTFOLIO MANAGERS
     The Portfolio’s managers are R. Joseph Dougherty and Mark Okada. The following tables provide information about funds and accounts, other than the Portfolio or the Fund, for which the Portfolio’s managers are primarily responsible for the day-to-day portfolio management as of August 31, 2006.

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R. Joseph Dougherty

	Total		Total Number of	Total Assets Managed
	Number of	Total Assets	Accounts Managed	with Performance-
	Accounts	Managed	with Performance-	Based Advisory Fee
Type of Accounts	Managed	(millions)	Based Advisory Fee	(millions)
Registered Investment Companies:	7	$3,800	—	—
Other Pooled Investment Vehicles:	1	$276	—	—
Other Accounts:	—	—	—	—
Mark Okada

	Total		Total Number of	Total Assets Managed
	Number of	Total Assets	Accounts Managed	with Performance-
	Accounts	Managed	with Performance-	Based Advisory Fee
Type of Accounts	Managed	(millions)	Based Advisory Fee	(millions)
Registered Investment Companies:	8	$4,710	—	—
Other Pooled Investment Vehicles:	37	$18,538	31	$16,578
Other Accounts:	—	—	—	—
Conflicts of Interests
     The Adviser has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Adviser furnishes advisory services to numerous clients in addition to the Fund, and the Adviser may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts that are hedge funds or have performance or higher fees paid to the Adviser or in which portfolio managers have a personal interest in the receipt of such fees) that may be the same as or different from those made to the Fund. In addition, the Adviser, its affiliates and any of their partners, directors, officers, stockholders or employees may or may not have an interest in the securities whose purchase and sale the Adviser recommends to the Fund. Actions with respect to securities of the same kind may be the same as or different from the action that the Adviser, or any of its affiliates, or any of their partners, directors, officers, stockholders or employees or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser’s (or its affiliates’) partners, directors, officers or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or partners, directors, officers and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, the Adviser includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.

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     The Adviser, its affiliates or their partners, directors, officers and employees similarly serve or may serve other entities that operate in the same or related lines of business. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Fund. As a result, the Adviser will face conflicts in the allocation of investment opportunities to the Fund and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Fund and such other clients or may involve a rotation of opportunities among the Fund and such other clients.
     While the Adviser does not believe there will be frequent conflicts of interest, if any, the Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between the Adviser’s fiduciary obligations to the Fund and their similar fiduciary obligations to other clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Fund and such other clients. An investment opportunity that is suitable for multiple clients of the Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that the Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund. Not all conflicts of interest can be expected to be resolved in favor of the Fund.
Compensation
     Highland’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors including the relative performance of a portfolio managers underlying account, the combined performance of the portfolio managers underlying accounts, and the relative performance of the portfolio managers underlying accounts measured against other employees. The principal components of compensation include a base salary, a discretionary bonus, various retirement benefits and one or more of the incentive compensation programs established by Highland, such as its “Option It Plan” and its “Long-Term Incentive Plan,” described below.
     Base compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm, which may include the amount of assets supervised and other management roles within the firm.
     Discretionary compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:
Option It Plan. The purpose of this plan is to attract and retain the highest quality employees for positions of substantial responsibility, and to provide additional incentives to a select group of management or highly-compensated employees of Highland so as to promote the success of Highland.
Long Term Incentive Plan. The purpose of this plan is to create positive morale and teamwork, to attract and retain key talent, and to encourage the achievement of common goals. This plan seeks to reward participating employees based on the increased value of Highland.

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     Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with Highland.
Ownership of Securities
     The following table sets forth the dollar range of equity securities of the Fund beneficially owned by each portfolio manager as of August 31, 2006.

Dollar Range of Equity Securities
Name of Portfolio Manager	Beneficially Owned by Portfolio Manager
R. Joseph Dougherty	$10,001 - $50,000
Mark Okada	$10,001 - $50,000
ADMINISTRATOR/SUB-ADMINISTRATOR
     Highland provides administrative services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund’s average daily net assets. Under a separate sub-administration agreement, Highland has delegated certain administrative functions to PFPC Inc. (“PFPC”), 760 Moore Road, King of Prussia, Pennsylvania, 19406, and pays PFPC a portion of the fee it receives from the Fund. Prior to October 18, 2004, Columbia Management provided administration and other services to the Fund for a monthly administration fee at the annual rate of 0.20% of the Fund’s average daily net assets.
     The table below sets forth the administration fees (in thousands) paid by the Fund for the last three fiscal years:

		Period	Period
	Fiscal Year	10/18/04	9/1/04	Fiscal Year
	Ended	through	through	ended
	8/31/06[1]	8/31/05[1]	10/17/04[2]	8/31/04[2]

Administration Fees	$2,674 [3]	$1,610 [3]	$210	$1,298

[1]	For the period 10/18/04 through 8/31/05 and the fiscal year ended 8/31/06, the administration fees were paid to the Fund’s current administrator, Highland.

[2]	For the period 9/1/04 through 10/17/04 and the fiscal year ended 8/31/04, the administration fees were paid to the Fund’s former administrator, Columbia Management.

[3]	For the period 10/18/04 through 8/31/05 and the fiscal year ended 8/31/06, Highland paid $87,609 and $133,718, respectively, to PFPC for their services.
ACCOUNTING SERVICES AGENT
     PFPC provides accounting services to the Fund and the Portfolio pursuant to accounting services agreements with each. PFPC receives a monthly accounting services fee from the Fund and the Portfolio, computed and accrued daily, based upon a percentage of the Fund’s and the Portfolio’s average daily net assets.

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     Prior to October 18, 2004, Columbia Management was responsible for providing pricing and bookkeeping services to the Fund and the Portfolio under pricing and bookkeeping agreements with each. Under a separate agreement (the “Outsourcing Agreement”), Columbia Management delegated those functions to State Street Bank and Trust Company (“State Street”). As a result, Columbia Management paid the total fees collected under the Outsourcing Agreement to State Street. Under its pricing and bookkeeping agreements with the Fund and the Portfolio, Columbia Management received from the Fund and the Portfolio an annual flat fee paid monthly, and in any month that the Fund’s or the Portfolio’s average daily net assets exceeded a certain amount, an additional monthly fee. The Fund and the Portfolio also paid additional fees for pricing services based on the number of securities held by the Fund and the Portfolio.
     The table below sets forth the accounting services and pricing/bookkeeping fees (in thousands) paid by the Fund and the Portfolio for the last three fiscal years:

		Period	Period
	Fiscal Year	10/18/04	9/1/04	Fiscal Year
	Ended	through	through	ended
	8/31/06[1]	8/31/05[1]	10/17/04[2]	8/31/04[2]
Accounting Services Fees
Portfolio	$347	$239	N/A	N/A
Fund	N/A	$16	N/A	N/A

Pricing/Bookkeeping Fees
Portfolio	N/A	N/A	$30	$221
Fund	N/A	N/A	$28	$166

[1]	For the period 10/18/04 through 8/31/05 and the fiscal year ended 8/31/06, accounting services fees were paid to the Fund’s current accounting services agent, PFPC.

[2]	For the period 9/1/04 through 10/17/04 and the fiscal year ended 8/31/04, pricing/bookkeeping fees were paid to the Fund’s former accounting services agent, Columbia Management.
DISTRIBUTOR
     Shares are offered for sale through the Fund’s principal underwriter, PFPC Distributors, Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406 (the “Distributor”). The Distributor has the exclusive right to distribute shares of the Fund through Financial Advisors on a continuous basis. The Distributor’s obligation is an agency or “best efforts” arrangement under which the Distributor is required to take and pay for only such shares of the Fund as may be sold to the public. The Distributor is not obligated to sell any stated number of shares. Prior to April 16, 2004, Columbia Funds Distributor, Inc. (“CFD”) was the distributor and principal underwriter for the Fund.
     The Fund has agreed to pay all expenses in connection with registration of its shares with the SEC and auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the Prospectuses and other expenses.

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Distribution and Service Fees
     Class A, Class B and Class C Shares of the Fund are authorized under a distribution plan (the “Plan”) to use the assets attributable to such class to finance certain activities relating to the distribution of shares to investors. The Plan requires the payment of a monthly service fee to the Distributor at an annual rate not to exceed 0.25% of the average daily net assets attributable to Class A, Class B and Class C Shares of the Fund. The Plan also requires the payment of a monthly distribution fee to the Distributor at an annual rate not to exceed 0.10%, 0.45% and 0.60% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively.
     The table below sets forth the distribution fees (in thousands) paid by the Fund for the last three fiscal years:

			Period	Period
	Fiscal Year	Fiscal Year	4/15/04	9/01/03
	ended	ended	through	through
	8/31/06[1]	8/31/05[1]	8/31/04[1]	4/14/04[2]
Distribution Fees
Class A	$516	$261	$75	$84
Class B	$710	$804	$216	$594
Class C	$2,807	$1,804	$410	$878
Class Z	N/A	N/A	N/A	N/A

[1]	For the fiscal years ended 8/31/06 and 8/31/05 and the period 4/15/04 through 8/31/04, the distribution fees were paid to the Fund’s current distributor, PFPC Distributors, Inc.

[2]	For the period 9/01/03 through 4/14/04, the distribution fees were paid to the Fund’s former distributor, CFD.
     The table below sets forth the service fees (in thousands) paid by the Fund for the last three fiscal years:

			Period	Period
	Fiscal Year	Fiscal Year	4/15/04	9/01/03
	ended	ended	through	through
	8/31/06[1]	8/31/05[1]	8/31/04[1]	4/14/04[2]
Service Fees
Class A	$1,289	$658	$187	$209
Class B	$394	$447	$120	$330
Class C	$1,169	$751	$171	$366
Class Z	N/A	N/A	N/A	N/A

[1]	For the fiscal years ended 8/31/06 and 8/31/05 and the period 4/15/04 through 8/31/04, the service fees were paid to the Fund’s current distributor, PFPC Distributors, Inc.

[2]	For the period 9/01/03 through 4/14/04, the services fees were paid the Fund’s former distributor, CFD.

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TRANSFER AGENT
     PFPC provides transfer agency and dividend disbursing agent services for the Fund. As part of these services, PFPC maintains records pertaining to the sale, repurchase, and transfer of Fund shares and distributes the Fund’s cash distributions to shareholders.
CUSTODIAN
     PFPC Trust Company, located at 8800 Tinicum Boulevard, Philadelphia, Pennsylvania, 19153, is the custodian for the Fund. PFPC Trust Company is responsible for holding all investments, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. PFPC Trust Company does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The independent registered public accounting firm for the Fund is PricewaterhouseCoopers LLP, located at 2001 Ross Avenue, Suite 1800, Dallas, TX 75201. The independent registered public accounting firm audits and reports on the annual financial statements, reviews certain regulatory reports and the federal income tax returns, and performs other professional accounting, auditing, tax and advisory services when engaged to do so.
PORTFOLIO TRANSACTIONS AND BROKERAGE
Selection of Broker-Dealers; Order Placement
     Subject to the overall review of the Fund’s Board, the Adviser is responsible for decisions to buy and sell securities and other portfolio holdings of the Fund, for selecting the broker or dealer to be used, and for negotiating any commission rates paid. In underwritten offerings, securities usually are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.
     The Adviser and its affiliates manage other accounts, including private funds and individual accounts, that also invest in Senior Loans and other Fund investments. Although investment decisions for the Fund are made independently from those of such other accounts, investments of the type the Fund may make also may be made on behalf of such other accounts. When the Fund and one or more other accounts is prepared to invest in, or desires to dispose of, the same investment, available investments or opportunities for each are allocated in a manner believed by the Adviser to be equitable over time. The Adviser may (but is not obligated to) aggregate orders, which may include orders for accounts in which the Adviser or its affiliates have an interest, to purchase and sell securities to obtain favorable execution or lower brokerage commissions, to the extent permitted by applicable laws and regulations. Although the Adviser believes that, over time, the potential benefits of participating in volume transactions and negotiating lower transaction costs should benefit all participating accounts, in some cases these activities may adversely affect the price paid or received or the size of the position obtained by or disposed of for the Fund. Where trades are aggregated, the investments or proceeds, as well as the expenses incurred, will be allocated by the Adviser in a manner designed to be equitable and consistent with the Adviser’s

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fiduciary duty to the Fund and its other clients (including its duty to seek to obtain best execution of client trades).
Commission Rates; Brokerage and Research Services
     In placing orders for the Fund’s portfolio, the Adviser is required to give primary consideration to obtaining the most favorable price and efficient execution. This means that the Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. In seeking the most favorable price and execution, the Adviser, having in mind the Fund’s best interests, will consider all factors it deems relevant, including, by way of illustration: price; the size, type and difficulty of the transaction; the nature of the market for the security; the amount of the commission; the timing of the transaction taking into account market prices and trends; operational capabilities; the reputation, experience and financial stability of the broker-dealer involved; and the quality of service rendered by the broker-dealer in other transactions. Though the Adviser generally seeks reasonably competitive commissions or spreads, the Fund will not necessarily be paying the lowest commission or spread available.
     Within the framework of the policy of obtaining the most favorable price and efficient execution, the Adviser does not consider “brokerage and research services” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) provided by brokers who effect portfolio transactions with the Adviser or the Fund. “Brokerage and research services” are services that brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular issuers and industries.
     For the fiscal years ended August 31, 2006, 2005 and 2004, the Fund did not pay brokerage commissions on any transactions.
Affiliated Brokers
     The Fund and Highland are currently affiliated with NexBank Securities, Inc., an NASD member broker-dealer that is indirectly controlled by the principals of Highland. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers. The Fund may utilize affiliated brokers for agency transactions subject to compliance with policies and procedures adopted pursuant to a 1940 Act rule. These policies and procedures are designed to provide that commissions, fees or other remunerations received by any affiliated broker or its affiliates for agency transactions are reasonable and fair compared to the remuneration received by other brokers in comparable transactions. No payments were made to affiliated brokers during the last three fiscal years ended August 31, 2006, 2005 and 2004.
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
     As of December 18, 2006, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of each class of shares of the Fund.
     Control persons are presumed to control the Fund for purposes of voting on matters submitted to a vote of shareholders due to their beneficial ownership of 25% or more of the Fund’s outstanding voting securities. As of December 18, 2006, the only person(s) known by the Fund to own of record or beneficially 5% or more of its outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), were as follows:

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	PERCENTAGE AND NUMBER OF
NAME AND ADDRESS	OUTSTANDING SHARES HELD
	Class A	Class B	Class C	Class Z
Charles Schwab & Co. Inc. Cust Attn: Mutual Funds 101 Montgomery Street	16.67%
San Francisco, CA 94104-4122	(12,800,466.46)	—	—	—

Prudential Investment Management Services LLC FBO Mutual Fund Clients 100 Mulberry Street 3 Gateway Center, Floor 11 Mail Stop NJ 05-11-20	8.73%			12.10%
Newark, NJ 07102	(6,705,102.41)	—	—	(3,139,910.90)

Merrill Lynch Pierce Fenner & Smith For the Sole Benefit Of Its Customers Attn: Fund Administration 4800 Deer Lake Drive, E, Floor 2	7.31%	5.09%	28.69%
Jacksonville, FL 32246-6484	(5,613,166.93)	(742,560.79)	(20,788,404.55)	—

Charles Schwab & Co. Inc. Attn: Mutual Funds 101 Montgomery Street				27.22%
San Francisco, CA 94104-4122	—	—	—	(7,061,941.86)
PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES
     The following information supplements the discussion of methods for reducing or eliminating sales charges in the Class A, Class B and Class C Shares Prospectus.
Right of Accumulation (Class A Shares Only)
     Reduced sales charges on Class A Shares can be effected by combining a current purchase with prior purchases of all classes of any Participating Funds. The applicable sales charge is based on the combined total of:
1.	the current purchase; and

2.	the value at the public offering price at the close of business on the previous day of the Fund’s and any Participating Funds’ Class A Shares held by the shareholder, the shareholder’s spouse or the shareholder’s minor children.

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     The Distributor and the shareholder’s Financial Advisor must be promptly notified of each purchase that entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder’s holdings by the Transfer Agent. The Fund may terminate or amend this Right of Accumulation at any time without notice.
Letter of Intent (Class A Share Only)
     Any person may qualify for reduced sales charges on purchases of Class A Shares of the Fund made within a 13-month period pursuant to a Letter of Intent (“Letter”). A shareholder may include, as an accumulation credit toward the completion of such Letter, the value of all shares (of any class) of any Participating Fund held by the shareholder on the date of the Letter. The value is determined at the public offering price on the date of the Letter. Purchases made through reinvestment of distributions do not count toward satisfaction of the Letter. Upon request, a Letter may reflect purchases within the previous 90 days.
     During the term of a Letter, the Transfer Agent will hold shares in escrow to secure payment of the higher sales charge applicable to Class A Shares actually purchased if the terms of the Letter are not satisfied. Dividends and capital gains will be paid on all escrowed shares, and these shares will be released (upon satisfaction of any amount owed for sales charges if the terms of the Letter are not satisfied) when the amount indicated has been purchased or at the end of the period covered by the Letter, whichever occurs first. A Letter does not obligate the investor to buy or the Fund to sell the amount of the Letter.
     If a shareholder exceeds the amount of the Letter and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Letter. The resulting difference in offering price will purchase additional shares for the shareholder’s account at the applicable offering price. As a part of this adjustment, the shareholder’s Financial Advisor shall return to the Distributor the excess commission previously paid to the Financial Advisor during the 13-month period.
     If the amount of the Letter is not purchased, the shareholder shall remit to the Distributor an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such a difference in sales charge, the Transfer Agent will redeem that number of escrowed Class A Shares to equal such difference. The additional amount of Financial Advisor discount from the applicable offering price shall be remitted by the Distributor to the shareholder’s Financial Advisor of record.
     Additional information about and the terms of Letters of Intent are available from your Financial Advisor, or from the Transfer Agent at (877) 665-1287.
Reinstatement Privilege (Class A and Class B Shares Only)
     A shareholder whose Class A or Class B Shares have been accepted for repurchase may, upon request, reinstate within one year a portion or all of the proceeds of such repurchase in Class A Shares of another Participating Fund at the NAV next determined after the Transfer Agent receives a written reinstatement request and payment. The Distributor will not pay your Financial Advisor a commission on any reinvested amount. Any CDSC paid at the time of the redemption will be credited to the shareholder upon reinstatement. The period between the repurchase and the reinstatement will not be counted in aging the reinstated shares for purposes of calculating any CDSC or conversion date. Shareholders who desire to exercise this privilege should contact their Financial Advisor or the Transfer Agent. Shareholders may exercise this privilege an unlimited number of times. Exercise of this privilege does

22

not alter the federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Please consult your tax advisor.
Privileges of Financial Advisors
     Class A Shares of the Fund may be sold at NAV, without a sales charge, to registered representatives and employees of Financial Advisor and such persons’ families and their beneficial accounts.
Privileges of Certain Shareholders
     Any shareholder eligible to buy Class Z Shares of any Participating Fund may acquire, through purchase or exchange, Class A Shares of another Participating Fund at NAV in those cases where Class Z Shares are not available. Qualifying shareholders will not be subject to the initial sales charge or CSDC on Class A Shares, although they will be subject to the annual Rule 12b-1 distribution and service fees on Class A Shares.
Sponsored Arrangements
     Class A Shares of the Fund may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization’s group, the term of the organization’s existence and certain characteristics of the members of its group. The Fund reserves the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.
     Class A Shares may also be purchased at reduced or no sales charge by clients of Financial Advisors that have entered into agreements with the Distributor pursuant to which the Fund is included as an investment option in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.
Waiver of CDSCs
     CDSCs may be waived on repurchases in the following situations with the proper documentation:

1.	Death. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased’s spouse, or (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased’s estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If Class B Shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC when redeemed from the transferee’s account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

2.	Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such

23

waiver, (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

3.	Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase and (iii) the trust document provides for dissolution of the trust upon the trustee’s death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.

4.	Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the Financial Advisor agrees to all or the agreed upon portion of the commission earned on the sale being redeemed.

5.	Qualified retirement plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document).

     The CDSC also may be waived if the Financial Advisor agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.
ADDITIONAL INCOME TAX CONSIDERATIONS
     The Fund intends to comply with the special provisions of the Code that relieve the Fund of federal income tax liability to the extent of its net investment income and capital gains currently distributed to its shareholders.
     Because capital gain distributions reduce NAV, if a shareholder purchases shares shortly before a record date, he or she will, in effect, receive a return of a portion of the investment in such distribution. The distribution would nonetheless be taxable to the shareholder, even if the NAV of shares were reduced below cost. However, for federal income tax purposes the shareholder’s original cost would continue as his or her tax basis.
     Certain of the Fund’s investments and investment practices are subject to special provisions of the Code that, among other things, may disallow or defer the use of certain deductions or losses, or accelerate certain income or gains, of the Fund, affect the holding period of assets held by the Fund and alter the character of the gains or losses realized by the Fund. These provisions may also require the Fund to recognize income or gain without receiving cash with which to make distributions in the amounts necessary to satisfy the requirements for maintaining regulated investment company status and for avoiding federal income and excise taxes.
     The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders or treatment as “qualifying dividend income” eligible for long-term capital gain rates in the hands of individual shareholders.

24

FINANCIAL STATEMENTS
     The audited financial statements and notes thereto in the Fund’s Annual Report to Shareholders for the fiscal year ended August 31, 2006 (the “Annual Report”) are incorporated into this SAI by reference. The 2006 financial statements included in the Annual Report have been audited by PricewaterhouseCoopers LLP, whose report thereon is also incorporated herein by reference. No other parts of the Annual Report are incorporated by reference herein. Copies of the Annual and Semi-Annual Reports may be obtained at no charge by calling the Fund at (877) 665-1287.

25

APPENDIX — RATINGS CATEGORIES
     Ratings in General. A rating of a rating service represents the service’s opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”).
Corporate Bond Ratings
Moody’s
Long-term
Aaa
Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.
Aa
Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.
A
Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa
Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Ba
Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.
B
Obligations rated B are considered speculative and are subject to high credit risk.
Caa
Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.
Ca
Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C
Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s applies numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Prime rating system (short-term)
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
S&P
Long-term
AAA
An obligation rated AAA has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA
An obligation rated AA differs from the highest rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A
An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB
An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB, B, CCC, CC, and C
Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB
An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B
An obligation rated B is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC
An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC
An obligation rated CC is currently highly vulnerable to nonpayment.
C
A subordinated debt or preferred stock obligation rated C is currently highly vulnerable to nonpayment. The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.
D
An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
Plus (+) or minus (-)
The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
N.R.
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.
Short-term
A-1
A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
A-2
A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.
A-3
A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated B is regarded as having significant speculative characteristics. Ratings of B-1, B-2, and B-3 may be assigned to indicate finer distinctions within the B category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet is financial commitment on the obligation.
B-1. A short-term obligation rated B-1 is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
B-2. A short-term obligation rated B-2 is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
B-3. A short-term obligation rated B-3 is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
C
A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D
A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

PART C — OTHER INFORMATION
ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

The Registrant’s financial highlights for the fiscal years ended August 31, 2006, 2005, 2004, 2003, 2002 and 2001 and for the fiscal period ended August 31, 2000 are included in Part A of this Registration Statement in the section entitled “Financial Highlights.”

The Registrant’s audited financial statement and notes thereto from its Annual Report dated August 31, 2006, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this Registration Statement.

(2)	Exhibits:

	(a)(1)	Agreement and Declaration of Trust, as amended and restated. (1)

	(a)(2)	Amendment to Agreement and Declaration of Trust. (3)

	(a)(3)	Amendment to Agreement and Declaration of Trust. (4)

	(a)(4)	Amendment to Agreement and Declaration of Trust. (6)

	(a)(5)	Amendment to Agreement and Declaration of Trust. (7)

	(b)(1)	By-laws of Registrant, as amended and restated. (1)

	(b)(2)	Amendment to By-laws. (4)

	(b)(3)	Amendment to By-laws. (4)

	(b)(4)	Amendment to By-laws. (5)

	(b)(5)	Amendment to By-laws. (12)

	(c)	Not applicable.

	(d)	See Exhibits (a)(1)-(5).

	(e)	Not applicable.

	(f)	Not applicable.

	(g)	Not applicable.

	(h)	Underwriting Agreement between Registrant and PFPC Distributors, Inc., dated April 16, 2004. (7)

(i)	Not applicable.

(j)	Custodian Services Agreement between Registrant and PFPC Trust Company, Inc., dated October 18, 2004.(7)

(k)(1)	Administration Services Agreement between Registrant and Highland Capital Management, L.P. (“Highland”), dated October 16, 2004. (7)

(k)(2)	Sub-Administration Services Agreement between Registrant and PFPC Inc. (“PFPC”), dated October 18, 2004. (7)

(k)(3)	Accounting Services Agreement between Registrant and PFPC, dated October 18, 2004.(7)

(k)(4)	Transfer Agency Services Agreement between Registrant and PFPC, dated October 18, 2004. (7)

(k)(5)	Rule 12b-1 Distribution Plan, as revised. (10)

(k)(6)	Rule 18f-3 Plan, as revised. (7)

(l)(1)	Opinion and Consent of Counsel. (1)

(l)(2)	Opinion and Consent of Counsel. (3)

(l)(3)	Opinion and Consent of Counsel. (4)

(l)(4)	Opinion and Consent of Counsel. (6)

(l)(5)	Opinion and Consent of Counsel. (8)

(l)(6)	Opinion and Consent of Counsel. (9)

(l)(7)	Opinion and Consent of Counsel. (11)

(l)(8)	Opinion and Consent of Counsel. (12)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.*

(o)	Not applicable.

(p)	Initial Capital Agreement.(2)

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant. (7)

(r)(2)	Code of Ethics of Highland. (7)

(s)	Power of Attorney. (12)

*	Filed herewith.

(1)	Incorporated by reference to Registrant’s filing with the Securities and Exchange Commission (the “SEC”) on November 17, 1998.

(2)	Incorporated by reference to Registrant’s filing with the SEC on November 20, 1998.

(3)	Incorporated by reference to Registrant’s filing with the SEC on October 29, 1999.

(4)	Incorporated by reference to Registrant’s filing with the SEC on December 13, 2000.

(5)	Incorporated by reference to Registrant’s filing with the SEC on November 2, 2001.

(6)	Incorporated by reference to Registrant’s filing with the SEC on October 31, 2003.

(7)	Incorporated by reference to Registrant’s filing with the SEC on December 29, 2004.

(8)	Incorporated by reference to Registrant’s filing with the SEC on May 23, 2005.

(9)	Incorporated by reference to Registrant’s filing with the SEC on October 12, 2005.

(10)	Incorporated by reference to Registrant’s filing with the SEC on December 29, 2005.

(11)	Incorporated by reference to Registrant’s filing with the SEC on January 9, 2006.

(12)	Incorporated by reference to Registrant’s filing with the SEC on August 4, 2006.

ITEM 26.	MARKETING ARRANGEMENTS

None.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

None.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Number of Record Holders
Title of Class	as of 11/30/06
Class A	12,124
Class B	5,173
Class C	14,424
Class Z	3,776

ITEM 30.	INDEMNIFICATION

Article Eight of the Agreement and Declaration of Trust of Registrant, as amended from time to time, filed as Exhibit (a) to this Registration Statement (the “Trust Agreement”), which Article is incorporated herein by reference, provides that Registrant shall provide indemnification of its Trustees and officers (including each person who serves or has served at Registrant’s request as a director, officer, or trustee of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (“Covered Persons”) under specified circumstances.

Section 17(h) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides that neither the Trust Agreement nor the By-Laws of Registrant, nor any other instrument pursuant to which Registrant is organized or administered, shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, Article Eight shall not protect any person against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Unless otherwise permitted under the 1940 Act, (i) Article Eight does not protect any person against any liability to Registrant or to its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office; (ii) in the absence of a final decision on the merits by a court or other body before whom a proceeding was brought that a Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, no indemnification is permitted under Article Eight unless a determination that such person was not so liable is made on behalf of Registrant by (a) the vote of a majority of the trustees who are not “interested persons” of Registrant, as defined in Section 2(a)(19) of the 1940 Act (“disinterested trustees”), or (b) an independent legal counsel as expressed in a written opinion; and (iii) Registrant will not advance attorneys’ fees or other expenses incurred by a Covered Person in connection with a civil or criminal action, suit or proceeding unless Registrant receives an undertaking by or on behalf of the Covered Person to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and (a) the Covered Person provides security for his undertaking, or (b) Registrant is insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of Registrant or an independent legal counsel as expressed in a written opinion, determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Any approval of indemnification pursuant to Article Eight does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Eight as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in, or not opposed to, the best interests of Registrant or to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Article Eight also provides that its indemnification provisions are not exclusive.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Registrant, its Trustees and officers, its investment adviser, the other investment companies advised by the adviser, and persons affiliated with them are insured against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits, or proceedings. Registrant will not pay any portion of the premium for coverage under such insurance that would (1) protect any Trustee or officer against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (2) protect its investment adviser or principal underwriter, if any, against any liability to Registrant or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under its contract or agreement with the Registrant; for this purpose the Registrant will rely on an allocation of premiums determined by the insurance company.

Pursuant to the indemnification agreement among the Registrant, its transfer agent and its investment adviser, the Registrant, its Trustees, officers and employees, its transfer agent and the transfer agent’s directors, officers, and employees are indemnified by Registrant’s investment adviser against any and all losses, liabilities, damages, claims and expenses arising out of any act or omission of the Registrant or its transfer agent performed in conformity with a request of the investment adviser that the transfer agent and the Registrant deviate from their normal procedures in connection with the issue, redemption or transfer of shares for a client of the investment adviser.

Registrant, its Trustees, officers, employees and representatives and each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act are indemnified by the distributor of Registrant’s shares (the “distributor”), pursuant to the terms of the distribution agreement, which governs the distribution of Registrant’s shares, against any and all losses, liabilities, damages, claims and expenses arising out of the acquisition of any shares of the Registrant by any person which (i) may be based upon any wrongful act by the distributor or any of the distributor’s directors, officers, employees or representatives or (ii) may be based upon any untrue or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information, shareholder report or other information covering shares of the Registrant filed or made public by the Registrant or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading if such statement or omission was made in reliance upon information furnished to the Registrant by the distributor in writing. In no case does the distributor’s indemnity indemnify an indemnified party against any liability to which such indemnified party would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its or his duties or by reason of its or his reckless disregard of its or his obligations and duties under the distribution agreement.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The description of the business of Highland is set forth under the caption “Management of the Fund” in the Prospectus forming part of this Registration Statement. The information as to the Directors and officers of Highland set forth in Highland’s Form ADV, as filed with the SEC on November 19, 2004 (File No. 801-54874) and as amended through the date hereof is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder, including journals, ledgers, securities records and other original records, are maintained primarily at the offices of Registrant’s custodian, PFPC Trust Company, Inc. All other records so required to be maintained are maintained at the offices of Highland, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

ITEM 33.	MANAGEMENT SERVICES

None.

ITEM 34.	UNDERTAKINGS

The Registrant undertakes:
(1)	To suspend the offering of shares until the prospectus is amended if: (a) subsequent to the effective date of the Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:
(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 (the “Securities Act”) and has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of December, 2006. This Registration Statement has been filed for no purpose other than to (i) update the financial statements pursuant to Section 10(a)(3) of the Securities Act and (ii) to make any non-material changes which the Registrant deems appropriate.

HIGHLAND FLOATING RATE FUND

By:	/s/ James D. Dondero*
James D. Dondero, President
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

Signature	Title	Date

/s/ James D. Dondero* James D. Dondero	President (Principal Executive Officer)	December 29, 2006

/s/ M. Jason Blackburn M. Jason Blackburn	Treasurer (Principal Financial and Accounting Officer)	December 29, 2006

/s/ R. Joseph Dougherty* R. Joseph Dougherty	Chairman of the Board	December 29, 2006

/s/ Timothy K. Hui* Timothy K. Hui	Board Member	December 29, 2006

/s/ Scott F. Kavanaugh* Scott F. Kavanaugh	Board Member	December 29, 2006

/s/ Bryan A. Ward* Bryan A. Ward	Board Member	December 29, 2006

/s/ James F. Leary* James F. Leary	Board Member	December 29, 2006

* Signed by M. Jason Blackburn pursuant to a Power of Attorney previously filed.

* By:	/s/ M. Jason Blackburn M. Jason Blackburn, as Attorney-in-Fact	December 29, 2006

INDEX OF EXHIBITS FILED WITH THIS AMENDMENT

Exhibit
Number	Exhibit

(n)	Consent of Independent Registered Public Accounting Firm.